SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            REGISTRATION STATEMENT TO
                                    FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

A. Exact name of trust:             IDS Life Variable Life Separate Account

B. Name of depositor:               IDS LIFE INSURANCE COMPANY

C. Complete address of depositor's principal executive offices:

         70100 AXP Financial Center, Minneapolis, Minnesota 55474

D. Name and complete address of agent for service:

         Mary Ellyn Minenko, Esq.
         IDS Life Insurance Company
         50607 AXP Financial Center
         Minneapolis, Minnesota 55474

E. Title of securities being registered:

         Single Premium Variable Life Insurance Policy (AXP SPVL)

F. Approximate date of proposed public offering:  as soon as practicable


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

Prospectus

May 31, 2002

American Express Single Premium Variable Life, A SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

IDS Life Variable Life Separate Account

Issued and sold by:   IDS Life Insurance Company (IDS Life)
                      70100 AXP Financial Center
                      Minneapolis, MN 55474
                      Telephone: (800) 862-7919
                      Web site address: americanexpress.com

This prospectus contains information about the life insurance policy that you should know before investing. Prospectuses are also available for the underlying funds that are investment options under your policy. Please read all prospectuses carefully and keep them for future reference.

Variable life insurance is a complex vehicle. Before you invest, be sure to ask your sales representative about the variable life insurance policy's features, benefits, risks and fees, and whether variable life insurance is appropriate for you, based upon your financial situation and objectives.

Your sales representative may be authorized to offer you several different variable life insurance policies. Each policy has different features or benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the product. The different features and benefits may include investment and fund manager options, variations in interest rate amounts and guarantees and surrender charge schedules. The fees and charges may also be different between each policy.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this policy is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this policy involves investment risk including possible loss of principal.

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1 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Table of Contents

The Policy in Brief                                                     3
Loads, Fees and Charges                                                 4
   Fund Expenses                                                        5
   Premium Expense Charge                                               8
   Monthly Deduction                                                    8
   Surrender Charge                                                     9
   Partial Surrender Charge                                             9
   Mortality and Expense Risk Charge                                   10
   Transfer Charge                                                     10
   Optional Insurance Benefits                                         10
   Other Information on Charges                                        10
Purchasing Your Policy                                                 10
   Application                                                         10
   Right to Examine Policy                                             10
   Premiums                                                            10
   Additional Premiums                                                 11
Keeping The Policy in Force                                            11
   No Lapse Guarantee                                                  11
   Grace Period                                                        11
   Reinstatement                                                       11
The Variable Account                                                   12
The Funds                                                              12
   Fund Objectives                                                     18
   Relationship between Funds and Subaccounts                          19
Rates of Return of the Funds and Subaccounts                           19
The Fixed Account                                                      28
Policy Value                                                           28
   Fixed Account Value                                                 28
   Subaccount Values                                                   28
Proceeds Payable Upon Death                                            30
   Death Benefit Factor                                                30
   Increases in Specified Amount                                       30
   Misstatement of Age or Sex                                          31
   Suicide                                                             31
   Beneficiary                                                         31
Transfers Between the Fixed Account and Subaccounts                    31
   Fixed Account Transfer Policies                                     31
   Minimum Transfer Amounts                                            31
   Maximum Transfer Amounts                                            31
   Maximum Number of Transfers Per Year                                31
   Two Ways to Request a Transfer, Loan or Surrender                   32
   Automated Transfers                                                 32
   Automated Dollar-Cost Averaging                                     33
   Asset Rebalancing                                                   33
Policy Loans                                                           34
Policy Surrenders                                                      34
   Total Surrenders                                                    35
   Partial Surrenders                                                  35
   Allocation of Partial Surrenders                                    35
   Effect of Partial Surrenders                                        35
   Taxes                                                               35
   Exchange Right                                                      35
Optional Insurance Benefits                                            35
   Accelerated Benefit Rider for Terminal Illness                      35
Payment of Policy Proceeds                                             36
Federal Taxes                                                          38
   IDS Life's Tax Status                                               38
   Taxation of Policy Proceeds                                         38
   Modified Endowment Contracts                                        38
   Other Tax Considerations                                            39
IDS Life                                                               39
   Ownership                                                           39
   State Regulation                                                    40
   Distribution of the Policy                                          40
   Legal Proceedings                                                   40
   Experts                                                             41
Management of IDS Life                                                 41
   Directors                                                           41
   Officers Other than Directors                                       41
Other Information                                                      42
   Substitution of Investments                                         42
   Voting Rights                                                       42
   Reports                                                             42
Policy Illustrations                                                   42
   Understanding the Illustrations                                     43
   Effect of Expenses and Charges                                      43
Key Terms                                                              44
Annual Financial Information                                           46
Notes to Financial Statements
Condensed Financial Information (Unaudited)

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2 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

The Policy in Brief

Loads, fees and charges: You pay the following charges either directly (such as deductions from your premium payments or from your policy value), or indirectly (as deductions from the underlying funds.) These charges primarily compensate IDS Life for administering and distributing the policy as well as paying policy benefits and assuming related risks.

o Fund expenses -- applies only to the underlying funds and consists of investment management fees, taxes, brokerage commissions and nonadvisory expenses. (p. )
o Premium expense charge -- deducted from each premium payment to cover some distribution expenses, and state and local premium taxes and federal taxes. If the initial single premium is $5,000-$99,999, the premium expense charge is 3%. If the initial single premium is $100,000-$249,999, the premium expense charge is 2%. If the initial single premium is $250,000 and above, the premium expense charge is 1%. The minimum initial single premium is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older. (p. )
o Monthly deduction -- charged against the value of your policy each month (prior to the insured's attained insurance age 100), covering the cost of insurance, and the cost of optional insurance benefits. The cost of insurance depends on the amount of the death benefit, the policy value and
    the insured's attained insurance age, sex and risk classification. (p.   )
o Surrender charge -- applies if you surrender your policy for its full cash surrender value, or the policy lapses, during the first 10 years and for 10 years after requesting an increase in the specified amount that was the result of additional premiums being paid. We base it on the premiums paid.
    (p.   )
o Partial surrender charge -- may apply if you surrender part of the value of your policy during the first 10 years and for 10 years after an increase in specified amount that was a result of additional premiums being paid. (p.
      )
o Mortality and expense risk charge -- applies only to the subaccounts; equals, on an annual basis, 0.9% of the average daily net asset value of the
    subaccounts. (p.   )
o Optional insurance benefits -- You may choose to add additional benefits to your policy at an additional cost, in the form of riders. The amounts of these benefits do not vary with investment experience of the variable account. Certain restrictions apply and are clearly described in the
    applicable rider. (p.   )

Purchasing your policy: To apply, send a completed application and premium payment to IDS Life's home office. You will need to provide medical and other evidence that the person you propose to insure (yourself or someone else) is insurable according to our underwriting rules before we can accept your
application. (p.   )

Right to examine policy: You may return your policy for any reason and receive a full refund of your premiums by mailing us the policy and a written request for
cancellation within a specified period. (p.   )

Premiums: In applying for your policy, you state how much you intend to pay for the initial single premium. You may also make additional premium payments subject to certain limits. During the first five policy years, you may make additional premium payments if you increase the specified amount. The minimum additional premium is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older. To increase the specified amount, you must provide medical or other evidence that the insured is insurable according to our underwriting rules. Increases in specified amount are allowed only prior to the insured's attained insurance age 80. You may also make additional premium payments without
increasing the specified amount if premiums are allowed by the Code. (p.   )

No lapse guarantee (NLG): A feature of the policy guaranteeing the policy will remain in force:

o   for 30 policy years for insurance ages 0-55
o   until the insured's attained insurance age 85 for  insurance ages 56-75
o   for 10 policy years for insurance ages 76 and older
o   for five policy years if the policy is purchased in Massachusetts or Texas.

This feature is in effect unless indebtedness exceeds the policy value minus surrender charges. (p. )

Grace period: If the cash surrender value of your policy becomes less than the amount needed to pay the monthly deduction and the no lapse guarantee is not in effect, you will have 61 days to pay the premium or loan repayment needed so that the next three monthly deductions can be paid. If you don't, the policy
will lapse. (p.   )

Reinstatement: If your policy lapses, it can be reinstated within five years. The reinstatement is subject to certain conditions including evidence of insurability satisfactory to IDS Life and the payment of a sufficient premium or
loan repayment. (p.   )

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3 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Purpose: The purpose of the policy is to provide life insurance protection on the life of the insured and to build policy value. The policy provides a death benefit that we pay to the beneficiary upon the insured's death. As in the case of other life insurance policies, it may not be advantageous to purchase this policy as a replacement for, or in addition to an existing life insurance policy.

The policy allows you, as the owner, to allocate your net premiums, or transfer policy value, to:

The variable account, consisting of subaccounts, each of which invests in a fund with a particular investment objective. You may direct premiums to any or all of these subaccounts. Your policy's value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed. (p. )

The fixed account, which earns interest at rates that are adjusted periodically
by IDS Life. This rate will never be lower than 4.0%. (p.   )

Proceeds payable upon death: Prior to the insured's attained insurance age 100, your policy's death benefit can never be less than the specified amount, unless you change that amount or your policy has outstanding indebtedness. The death benefit is the greater of the specified amount or the policy value multiplied by the death benefit factor. The proceeds payable upon death of the insured is the
death benefit minus outstanding indebtedness. (p.   )

On or after the insured's attained insurance age 100, the proceeds payable upon the death of the insured will be the greater of:

o the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or
o the policy value at the insured's attained insurance age 100 minus any indebtedness on the date of the insured's death.

Transfers between the fixed account and subaccounts: You may, at no charge, transfer policy value from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) We reserve the right to limit transfers to no more than five transfers per year by phone or mail. However, we also reserve the right to charge a fee for more than five transfers per year by phone or mail. You can also arrange for automated transfers among the fixed account and subaccounts. (p. )

Policy loans: You may borrow against your policy's cash surrender value. A policy loan, even if repaid, can have a permanent effect on the death benefit, policy value and no lapse guarantee. A loan also may have tax consequences if your policy lapses or you surrender it. (p. )

Policy surrenders: You may cancel the policy while it is in force and receive its cash surrender value. The cash surrender value is the policy value minus indebtedness, minus any applicable surrender charges. Partial surrenders may also be available with certain limits. (p. )

Exchange right: For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. In Connecticut, during the first 18 months after the policy is issued, you have the right to exchange the policy for a policy of permanent fixed benefit life insurance. (p. )

Payment of policy proceeds: We will pay policy proceeds when you surrender the policy or the insured dies. You or the beneficiary may choose whether you want us to make a lump sum payment or payments under one or more of certain options. (p. )

Federal taxes: The death benefit is not considered part of the beneficiary's income and thus is not subject to federal income taxes. When the proceeds are paid after the insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your initial investment in the policy, the excess may be taxable as ordinary income. Part or all of any proceeds you receive through full or partial surrender, lapse, policy loan or assignment of policy value may be subject to federal income tax as ordinary income. Proceeds other than death benefits from certain policies, classified as "modified endowments," are taxed differently from proceeds of conventional life insurance contracts and also may be subject to an additional 10% IRS penalty tax if you are younger than 59-1/2. A policy is considered to be a modified endowment if it was applied for or materially changed after June 21, 1988, and premiums paid in the early years exceed certain modified endowment limits. (p. )

The policy will be considered a modified endowment contract when it is issued unless the entire initial single premium is a result of an exchange under
Section 1035(a) of the Code from a life insurance policy that is not a modified endowment contract.

Loads, Fees and Charges

Policy charges compensate IDS Life for:

o   providing the insurance benefits of the policy;
o   issuing the policy;
o   administering the policy;
o   assuming certain risks in connection with the policy; and
o   distributing the policy.

We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. We may also assess a charge if you surrender your policy or the policy lapses.

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4 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

FUND EXPENSES
The investment managers and advisers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges. The table below will help you understand the expenses that the funds pay.

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets) [to be updated by amendment]

                                                                 Management        12b-1          Other
                                                                    fees           fees         expenses          Total
AXP(R) Variable Portfolio -
   Blue Chip Advantage Fund                                         %               %              %              %(1)
   Bond Fund                                                                                                      (2)
   Capital Resource Fund                                                                                          (2)
   Cash Management Fund                                                                                           (2)
   Diversified Equity Income Fund                                                                                 (1)
   Emerging Markets Fund                                                                                          (1)
   Equity Select Fund                                                                                             (3)
   Extra Income Fund                                                                                              (2)
   Federal Income Fund                                                                                            (1)
   Global Bond Fund                                                                                               (2)
   Growth Fund                                                                                                    (1)
   International Fund                                                                                             (2)
   Managed Fund                                                                                                   (2)
   New Dimensions Fund(R)                                                                                         (2)
   Partners Small Cap Value Fund                                                                                  (3)
   S&P 500 Index Fund                                                                                             (1)
   Small Cap Advantage Fund                                                                                       (1)
   Stock Fund                                                                                                     (3)
   Strategy Aggressive Fund                                                                                       (2)
AIM V.I.
   Capital Appreciation Fund, Series II                                                                           (4)
   Capital Development Fund, Series II                                                                            (4)
Alliance VP
   AllianceBernstein International Value Portfolio (Class B)                                                      (5)
   Growth & Income Portfolio (Class B)                                                                            (6)
American Century(R) VP
   International, Class II                                                                                        (7)
   Value, Class II                                                                                                (7)
Calvert Variable Series, Inc.
   Social Balanced Portfolio                                                                                      (8)
Evergreen VA
   Capital Growth Fund, Class L Shares                                                                            (9)
Fidelity VIP
   Growth & Income Portfolio (Service Class 2)                                                                    (10)
   Mid Cap Portfolio (Service Class 2)                                                                            (11)
   Overseas Portfolio (Service Class 2)                                                                           (12)

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5 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)
(continued)

                                                                 Management        12b-1          Other
                                                                    fees           fees         expenses          Total
Franklin Templeton VIP
   Franklin Real Estate Fund - Class 2                               %              %              %              %(13),(14)
   Franklin Small Cap Value Securities Fund - Class 2                                                              (14),(15)
   (previously FTVIPT Franklin Value Securities Fund - Class 2)
   Mutual Shares Securities Fund - Class 2                                                                         (14)
Goldman Sachs VIT
   CORE(SM) U.S. Equity Fund                                                                                       (16)
   Mid Cap Value Fund                                                                                              (16)
INVESCO VIF
   Dynamics Fund                                                                                                   (17),(18)
   Financial Services Fund                                                                                         (17),(18)
   Technology Fund                                                                                                 (17),(18)
   Telecommunications Fund                                                                                         (17),(18)
Janus Aspen Series
   Global Technology Portfolio: Service Shares                                                                     (19)
   International Growth Portfolio: Service Shares                                                                  (19)
Lazard Retirement Series
   International Equity Portfolio                                                                                  (20)
MFS(R)
   Investors Growth Stock Series - Service Class                                                                   (21),(22),(23)
   New Discovery Series - Service Class                                                                            (21),(22),(23)
   Utilities Series - Service Class                                                                                (21),(22)
Pioneer VCT
   Pioneer Equity-Income VCT Portfolio - Class II Shares                                                           (24)
   Pioneer Europe VCT Portfolio - Class II Shares                                                                  (25)
Putnam Variable Trust
   Putnam VT Health Sciences Fund - Class IB Shares                                                                (26)
   Putnam VT International Growth Fund - Class IB Shares                                                           (26)
   Putnam VT Vista Fund - Class IB Shares                                                                          (26)
Strong Funds
   Strong Opportunity Fund II - Advisor Class                                                                      (27)
Wanger
   International Small Cap                                                                                         (6),(28)
   U.S. Small Cap                                                                                                  (6),(28)
Wells Fargo VT
   Asset Allocation Fund                                                                                           (29)
   International Equity Fund                                                                                       (27)
   Small Cap Growth Fund                                                                                           (27)

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6 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

[to be added upon amendment]

IDS Life has entered into certain arrangements under which it is compensated by the funds' advisors and/or distributors for the administrative services it provides to these funds.

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7 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

PREMIUM EXPENSE CHARGE
We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the account(s) you have selected. The premium expense charge is 3% of your initial single premium is $5,000-$99,999. If your initial single premium is $100,000-$249,999, the premium expense charge is 2% of each premium payment. If your initial single premium is $250,000 and above, the premium expense charge is 1% of each premium payment. The premium expense charge partially compensates IDS Life for expenses of distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (The surrender charge, discussed under "Surrender Charge," below also may partially compensate these expenses.) It also compensates IDS Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.

MONTHLY DEDUCTION
On each monthly date prior to the insured's attained insurance age 100 we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

1.  the cost of insurance for the policy month; and
2. charges for any optional insurance benefits provided by rider for the policy month.

We explain each of the two components below.

You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the fixed account and from each of the subaccounts you have chosen. You may change these percentages for future monthly deductions by writing to us.

We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis if:

o you do not specify the accounts from which you want us to take the monthly deduction, or
o the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified.

Components of the monthly deduction:

1. Cost of Insurance: primarily, the cost of providing the death benefit under your policy. The cost of insurance for a policy month is calculated as:
a x (b - c) where:

(a) is the monthly cost of insurance rate based on the insured's attained insurance age, sex (unless unisex rates are required by law) and risk classification. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.

We set the rates based on our expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in your policy, which are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Last Birthday.

(b) is the death benefit on the monthly date divided by 1.0032737 (which reduces IDS Life's net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%).

(c) is the policy value on the monthly date. At this point, the policy value has been reduced by the policy fee, and any charges for optional riders.

2. Optional insurance benefit charges: charges for any optional benefits you add to the policy by rider. (See "Optional Insurance Benefits.")

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8 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

SURRENDER CHARGE
If you surrender your policy or the policy lapses during the first 10 policy years and in the 10 years following an increase in specified amount, we will assess a surrender charge. The applicable surrender charge will be any remaining surrender charge less the sum of all previous partial surrender charges assessed.

The surrender charge reimburses IDS Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.

The surrender charge for the initial specified amount is shown in your policy. The surrender charge for the initial specified amount will decrease annually until it is zero after ten policy years. If you increase the specified amount, an additional surrender charge will apply. We will show the additional surrender charge in a revised policy. The additional surrender charge will decrease annually until it is zero after ten policy years following the increase in specified amount.

The surrender charge(s) is a percent of the initial single premium or premium required to increase the specified amount. It varies by the insured's insurance age or, the insured's attained insurance age at the time of an increase in specified amount, and the number of years since the policy was issued or the number of years since an increase in specified amount.

Policy year or years since              Insurance age or                    Insurance age or               Insurance age or
specified amount increase      attained insurance age less than 71    attained insurance age 71-80    attained insurance age 81+
     1                                        8.00%                               7.00%                          6.50%
     2                                        7.20                                6.30                           5.85
     3                                        6.40                                5.60                           5.20
     4                                        5.60                                4.90                           4.55
     5                                        4.80                                4.20                           3.90
     6                                        4.00                                3.50                           3.25
     7                                        3.20                                2.80                           2.60
     8                                        2.40                                2.10                           1.95
     9                                        1.60                                1.40                           1.30
    10                                        0.80                                0.70                           0.65
    11+                                       0.00                                0.00                           0.00

PARTIAL SURRENDER CHARGE
If you surrender part of the value of your policy, we may assess a partial surrender charge.

After the first policy year, partial surrenders may be made without incurring a partial surrender charge. Free partial surrenders are those partial surrenders that do not exceed 10% of the beginning of year policy value minus beginning of year indebtedness.

For the portion of the partial surrender that exceeds the free partial surrender amount, a partial surrender charge is applied after the free partial is taken. The charge for the remaining portion of the partial surrender is equal to the surrender charge multiplied by the partial surrender amount divided by the cash surrender value. This charge will never exceed 10% of the amount surrendered.

The remaining policy value after a partial surrender can not be less than $5,000.

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9 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

MORTALITY AND EXPENSE RISK CHARGE
This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts. Computed daily, the charge compensates IDS Life for:

o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.
o Expense risk -- the risk that the surrender charge (described above) may be insufficient to cover the cost of administering the policy.

Any profit from the mortality and expense risk charge would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. IDS Life will make up any further deficit from its general assets.

TRANSFER CHARGE
We reserve the right to limit transfers by mail or telephone to five per policy year. If we allow more than five transfers by mail or telephone per policy year, we also reserve the right to assess a fee for each transfer in excess of five made by mail or telephone. We guarantee that this fee will not exceed $25.00 per transfer for the duration of your policy.

OPTIONAL INSURANCE BENEFITS
The charge for additional insurance benefits added by rider will be specified in the policy or in a supplement to the policy.

OTHER INFORMATION ON CHARGES
IDS Life may reduce or eliminate various fees and charges when we incur lower sales costs and/or perform fewer administrative services than usual.

Purchasing Your Policy

APPLICATION
To apply for coverage, complete an application and send it with your premium payment to IDS Life's home office. In your application, you:

o state the initial single premium you intend to pay. The minimum initial single premium is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older.
o   designate a beneficiary; and
o state how premiums are to be allocated among the fixed account and/or the subaccounts.

Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.

Age limit: IDS Life generally will not issue a policy where the proposed insured is over the insurance age of 85. We may, however, do so at our sole discretion.

Risk classification: The risk classification is based on the insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, Fees and Charges" and "Optional Insurance Benefits.")

Other conditions: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you.

Incontestability: IDS Life will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the truth of statements or representations in your application.

RIGHT TO EXAMINE POLICY
You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life's home office or your financial advisor with a written request for cancellation:

o by the 10th day after you receive it (15th day in Colorado, 20th day in Idaho and North Dakota.)

On the date your request is postmarked or received, the policy will immediately be considered void from the start.

PREMIUMS
Payment of premiums: In applying for your policy, you decide how much you intend to pay. The minimum initial single premium you may pay is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older.

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10 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Allocation of premiums: Until the policy date, we hold all premiums in the fixed account and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees, charges and expenses.

We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy Value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into a cash value, which we then convert into accumulation units of the second subaccount.

ADDITIONAL PREMIUMS
During the first five policy years, you may make additional premium payments if you increase the specified amount. The minimum additional premium is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older. To increase the specified amount, you must provide medical or other evidence that the insured is insurable according to our underwriting rules. Increases in specified amount are allowed only prior to the insured's attained insurance age 80. You may also make additional premium payments without increasing the specified amount if premiums are allowed by the Code. Premium payments are never allowed on or after the insured's attained insurance age 100. IDSLife reserves the right to limit the number and amount of additional premium payments.

Keeping The Policy in Force

NO LAPSE GUARANTEE
The NLG provides that even if the cash surrender value is insufficient to pay the monthly deduction, your policy will remain in force:

o   for 30 policy years for insurance ages 0-55
o   until the insured's attained insurance age 85 for insurance ages 56-75
o   for 10 policy years for insurance ages 76 and older
o   for five policy years if the policy is purchased in Massachusetts or Texas.

However, the no lapse guarantee feature is not in effect if indebtedness exceeds the policy value minus surrender charges. Your policy will lapse (terminate) if indebtedness exceeds the policy value minus surrender charges. Although the policy can be reinstated as explained below, the NLG cannot be reinstated.

GRACE PERIOD
If on a monthly date the cash surrender value of your policy is less than the monthly deduction and the death benefit guarantee is not in effect, you will have 61 days to pay the required premium or loan repayment amount. If you do not pay the required premium or loan repayment, the policy will lapse.

IDS Life will mail a notice to your last known address, requesting the payment needed so that the next three monthly deductions can be made. If we receive this payment before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments or loan repayments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal Taxes.") If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

REINSTATEMENT
Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life will require:

o   a written request;
o   evidence satisfactory to IDS Life that the insured remains insurable;
o   payment of the required reinstatement premium or loan repayment; and
o   payment or reinstatement of any indebtedness that has not been repaid.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (See "Proceeds Payable Upon Death") will apply from the effective date of reinstatement (except in Georgia, Nebraska, Oklahoma, Pennsylvania, South Carolina, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

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11 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

The Variable Account

We established the variable account on Oct. 16, 1985, under Minnesota law. It is registered as a single unit investment trust under the Investment Company Act of 1940. The variable account consists of a number of subaccounts, each of which invests in shares of a particular fund. This registration does not involve any SEC supervision of the account's management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Income, capital gains or capital losses of each subaccount are credited to or charged against the assets of that subaccount alone. State insurance law provides that we will not charge a variable subaccount with liabilities of any other subaccount or of any other business conducted by IDS Life. Other variable life insurance policies that are not described in this prospectus also invest in subaccounts of the variable account. At all times, IDS Life will maintain assets in the subaccounts with total market value at least equal to the reserves and other liabilities required to cover insurance benefits under all policies participating in the subaccount.

The U.S. Treasury and the IRS indicated they may provide additional guidance on investment control. This concerns how many subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the owner would be currently taxed on income earned within subaccount assets. We do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

The Funds

You can direct your premiums to any or all of the subaccounts of the variable account that invest in shares of the following funds:

Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FBC              AXP(R) Variable Portfolio -    Objective: long-term total return          IDS Life, investment manager;
                 Blue Chip Advantage Fund       exceeding that of the U.S. stock market.   AEFC, investment adviser.
                                                Invests primarily in common
                                                stocks of companies included in
                                                the unmanaged S&P 500 Index.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FBD              AXP(R) Variable Portfolio -    Objective: high level of current income    IDS Life, investment manager;
                 Bond Fund                      while conserving the value of the          AEFC, investment adviser.
                                                investment and continuing a high
                                                level of income for the longest
                                                time period. Invests primarily
                                                in bonds and other debt
                                                obligations.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FCR              AXP(R) Variable Portfolio -    Objective: capital appreciation. Invests   IDS Life, investment manager;
                 Capital Resource Fund          primarily in U.S. common stocks and        AEFC, investment adviser.
                                                other securities convertible into common
                                                stocks.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FCM              AXP(R) Variable Portfolio -    Objective: maximum current income          IDS Life, investment manager;
                 Cash Management Fund           consistent with liquidity and stability    AEFC, investment adviser.
                                                of principal. Invests in money market
                                                securities.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FDE              AXP(R) Variable Portfolio -    Objective: high level of current income    IDS Life, investment manager;
                 Diversified Equity Income      and, as a secondary goal, steady growth    AEFC, investment adviser.
                 Fund                           of capital. Invests primarily in
                                                dividend-paying common and preferred
                                                stocks.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FEM              AXP(R) Variable Portfolio -    Objective: long-term capital growth.       IDS Life, investment manager;
                 Emerging Markets Fund          Invests primarily in equity securities     AEFC, investment adviser;
                                                of companies in emerging markets           American Express Asset Management
                                                countries.                                 International, Inc., a
                                                                                           wholly-owned subsidiary of AEFC,
                                                                                           is the sub-investment adviser.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FES              AXP(R) Variable Portfolio -    Objective: growth of capital. Invests      IDS Life, investment manager;
                 Equity Select Fund             primarily in growth of medium-sized        AEFC, investment adviser.
                                                companies.
---------------- ------------------------------ ------------------------------------------ -----------------------------------

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12 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FEX              AXP(R) Variable Portfolio -    Objective: high current income, with       IDS Life, investment manager;
                 Extra Income Fund              capital growth as a secondary objective.   AEFC, investment adviser.
                                                Invests primarily in long-term,
                                                high-yielding, high-risk corporate bonds
                                                (junk bonds) issued by U.S. and foreign
                                                companies and governments.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FFI              AXP(R) Variable Portfolio -    Objective: high level of current           IDS Life, investment manager;
                 Federal Income Fund            income IDS Life, investment manager; and   AEFC, investment adviser.
                                                safety of principal consistent with
                                                an investment in U.S. government and
                                                government agency securities. Invests
                                                primarily in debt obligations issued or
                                                guaranteed as to principal and interest
                                                by the U.S. government, its agencies or
                                                instrumentalities.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FGB              AXP(R) Variable Portfolio -    Objective: high total return through       IDS Life, investment manager;
                 Global Bond Fund               income and growth of capital.              AEFC, investment adviser.
                                                Non-diversified mutual fund that invests
                                                primarily in debt securities of U.S. and
                                                foreign issuers. This is a
                                                non-diversified mutual fund.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FGR              AXP(R) Variable Portfolio -    Objective: long-term capital growth.       IDS Life, investment manager;
                 Growth Fund                    Invests primarily in common stocks and     AEFC, investment adviser.
                                                securities convertible into common
                                                stocks that appear to offer growth
                                                opportunities.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FIE              AXP(R) Variable Portfolio -    Objective: capital appreciation. Invests   IDS Life, investment manager;
                 International Fund             primarily in stocks or convertible         AEFC, investment adviser.
                                                securities of foreign issuers that offer   American Express Asset Management
                                                growth potential.                          International, Inc., a
                                                                                           wholly-owned subsidiary of AEFC,
                                                                                           is the sub-investment adviser.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FMF              AXP(R) Variable Portfolio -    Objective: maximum total investment        IDS Life, investment manager;
                 Managed Fund                   return through a combination of capital    AEFC, investment adviser.
                                                growth and current income.
                                                Invests primarily in a
                                                combination of common and
                                                preferred stocks, convertible
                                                securities, bonds and other debt
                                                securities.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FND              AXP(R) Variable Portfolio -    Objective: long-term growth of capital.    IDS Life, investment manager;
                 New Dimensions Fund(R)         Invests primarily in common stocks of      AEFC, investment adviser.
                                                U.S. and foreign companies showing
                                                potential for significant growth.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FPS              AXP(R) Variable Portfolio -    Objective: long term capital               IDS Life, investment manager;
                 Partners Small Cap Value Fund  appreciation. Non-diversified fund that    AEFC, investment adviser; Royce &
                                                invests primarily in equity securities.    Associates, Inc and EQSF
                                                                                           Advisers, Inc., sub-investment
                                                                                           advisers.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FIV              AXP(R) Variable Portfolio -    Objective: long-term capital               IDS Life, investment manager;
                 S&P 500 Index Fund             appreciation. Invests primarily in         AEFC, investment adviser.
                                                securities that are expected to
                                                provide investment results that
                                                correspond to the performance of
                                                the S&P 500 Index.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FSM              AXP(R) Variable Portfolio -    Objective: long-term capital growth.       IDS Life, investment manager;
                 Small Cap Advantage Fund       Invests primarily in equity stocks of      AEFC, investment adviser; Kenwood
                                                small companies that are often included    Capital Management LLC,
                                                in the S&P SmallCap 600 Index or the       sub-investment adviser.
                                                Russell 2000 Index.
---------------- ------------------------------ ------------------------------------------ -----------------------------------

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13 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FST              AXP(R) Variable Portfolio -    Objective: current income and growth of    IDS Life, investment manager;
                 Stock Fund                     capital. Invests primarily in common       AEFC, investment adviser.
                                                stocks and securities convertible into
                                                common stock.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FSA              AXP(R) Variable Portfolio -    Objective: capital appreciation. Invests   IDS Life, investment manager;
                 Strategy Aggressive Fund       primarily in common stocks of small- and   AEFC, investment adviser.
                                                medium-size companies.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FAC              AIM V.I. Capital               Objective: growth of capital. Invests      A I M Advisors, Inc.
                 Appreciation Fund, Series II   principally in common stocks of
                                                companies likely to benefit from
                                                new or innovative products,
                                                services or processes as well as
                                                those with above-average growth
                                                and excellent prospects for
                                                future growth.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FAD              AIM V.I. Capital Development   Objective: long term growth of capital.    A I M Advisors, Inc.
                 Fund, Series II                Invests primarily in securities
                                                (including common stocks, convertible
                                                securities and bonds) of small- and
                                                medium-sized companies.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FAB              Alliance VP                    Objective: long-term growth of capital.    Alliance Capital Management, L.P.
                 AllianceBernstein              Invests primarily in a diversified
                 International Value            portfolio of foreign equity securities.
                 Portfolio (Class B)
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FAL              Alliance VP Growth & Income    Objective: reasonable current income and   Alliance Capital Management, L.P.
                 Portfolio (Class B)            reasonable appreciation. Invests
                                                primarily in dividend-paying common
                                                stocks of good quality.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FAI              American Century(R) VP         Objective: long term capital growth.       American Century Investment
                 International, Class II        Invests primarily in stocks of growing     Management, Inc.
                                                foreign companies.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FAV              American Century(R) VP         Objective: long-term capital growth,       American Century Investment
                 Value, Class II                with income as a secondary objective.      Management, Inc.
                                                Invests primarily in stocks of
                                                companies that management
                                                believes to be undervalued at
                                                the time of purchase.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FSB              Calvert Variable Series,       Objective: income and capital growth.      Calvert Asset Management Company,
                 Inc. Social Balanced           Invests primarily in stocks, bonds and     Inc. (CAMCO), investment adviser.
                 Portfolio                      money market instruments which offer       NCM Capital Management Group,
                                                income and capital growth opportunity      Inc. is the investment
                                                and which satisfy the investment and       sub-adviser.
                                                social criteria.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FCG              Evergreen VA Capital Growth    Objective: long-term capital growth. The   Evergreen Investment Management
                 Fund, Class L Shares           fund seeks to achieve its goal by          Company, LLC. Sub Adviser is
                                                investing primarily in common stocks of    Pilgrim Baxter Value Investors,
                                                large U.S. companies, which the            Inc.
                                                portfolio managers believe have the
                                                potential for capital growth over the
                                                intermediate- and long-term.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FFG              Fidelity VIP Growth & Income   Objective: high total return through a     Fidelity Management & Research
                 Portfolio (Service Class 2)    combination of current income and          Company (FMR), investment
                                                capital appreciation. Invests primarily    manager; FMR U.K. and FMR Far
                                                in common stocks with a focus on those     East, sub-investment advisers.
                                                that pay current dividends and show
                                                potential for capital appreciation.
---------------- ------------------------------ ------------------------------------------ -----------------------------------

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14 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------


Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FFM              Fidelity VIP Mid Cap           Objective: long-term growth of capital.    FMR, investment manager; FMR U.K.
                 Portfolio (Service Class 2)    Invests primarily in medium market         and FMR Far East, sub-investment
                                                capitalization common stocks.              advisers.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FFO              Fidelity VIP Overseas          Objective: long-term growth of capital.    FMR, investment manager; FMR
                 Portfolio (Service Class 2)    Invests primarily in common stocks of      U.K., FMR Far East, Fidelity
                                                foreign securities.                        International Investment Advisors
                                                                                           (FIIA) and FIIA U.K.,
                                                                                           sub-investment advisers.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FRE              FTVIP Franklin Real Estate     Objective: capital appreciation with a     Franklin Advisers, Inc.
                 Fund - Class 2                 secondary goal to earn current income.
                                                Invests primarily in equity
                                                securities of companies
                                                operating in the real estate
                                                industry, primarily equity real
                                                estate investment trusts
                                                (REITS).
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FSV              FTVIP Franklin Small Cap       Objective: long-term total return.         Franklin Advisory Services, LLC
                 Value Securities Fund -        Invests primarily in equity securities
                 Class 2 (previously FTVIPT     of companies the manager believes are
                 Franklin Value Securities      selling substantially below the
                 Fund - Class 2)                underlying value of their assets or
                                                their private market value.
                                                Invests at least 80% of its
                                                total assets in investments of
                                                small capitalization companies
                                                that have a market cap of $1.5
                                                billion, at the time of
                                                purchase.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FMS              FTVIP Mutual Shares            Objective: capital appreciation with       Franklin Mutual Advisers, LLC
                 Securities Fund - Class 2      income as a secondary goal. Invests
                                                primarily in equity securities
                                                of companies that the manager
                                                believes are available at market
                                                prices less than their value
                                                based on certain recognized or
                                                objective criteria (intrinsic
                                                value).
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FUE              Goldman Sachs VIT CORE(SM)     Objective: seeks long-term growth of       Goldman Sachs Asset Management
                 U.S. Equity Fund               capital and dividend income. Invests
                                                primarily in a broadly diversified
                                                portfolio of large-cap and blue chip
                                                equity securities representing all major
                                                sectors of the U.S. economy.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FMC              Goldman Sachs VIT Mid Cap      Objective: seeks long-term capital         Goldman Sachs Asset Management
                 Value Fund                     appreciation. Invests primarily in
                                                mid-capitalization companies
                                                within the range of the market
                                                capitalization of companies
                                                constituting the Russell Midcap
                                                Value Index at the time of
                                                investment.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FID              INVESCO VIF - Dynamics Fund    Objective: long-term growth of capital.    INVESCO Funds Group, Inc.
                                                Invests primarily in common stocks of
                                                mid-sized companies-- companies included
                                                in the Russell Mid-Cap Growth Index at
                                                the time of purchase, or if not included
                                                in that Index, those with market
                                                capitalizations between $2.5 billion and
                                                $15 billion at the time of purchase. The
                                                Fund also has the flexibility to invest
                                                in other types of securities, including
                                                preferred stocks, convertible securities
                                                and bonds.
---------------- ------------------------------ ------------------------------------------ -----------------------------------

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15 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------


Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FFS              INVESCO VIF - Financial        Objective: long-term growth of capital.    INVESCO Funds Group, Inc.
                 Services Fund                  Aggressively managed. Invests primarily
                                                in equity securities of companies
                                                involved in the financial services
                                                sector. These companies include, among
                                                others, banks, insurance companies, and
                                                investment and miscellaneous industries
                                                (asset managers, brokerage firms, and
                                                government-sponsored agencies).
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FTC              INVESCO VIF - Technology Fund  Objective: long-term growth of capital.    INVESCO Funds Group, Inc.
                                                Invests primarily in equity securities
                                                of companies engaged in
                                                technology-related industries. These
                                                include, but are not limited to, applied
                                                technology, biotechnology,
                                                communications, computers, electronics,
                                                Internet, IT services and consulting,
                                                software, telecommunications equipment
                                                and services, IT infrastructure,
                                                networking, robotics, and video. Many of
                                                these products and services are subject
                                                to rapid obsolescence, which may lower
                                                the market value of securities of the
                                                companies in this sector.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FTL              INVESCO VIF -                  Objective: long-term growth of capital.    INVESCO Funds Group, Inc.
                 Telecommunications Fund        Aggressively managed. Invests primarily
                                                in equity securities of companies
                                                involved in the design, development,
                                                manufacture, distribution or sale of
                                                communications services and equipment,
                                                and companies that are involved in
                                                supplying equipment or services to such
                                                companies. The telecommunications sector
                                                includes companies that offer telephone
                                                services, wireless communications,
                                                satellite communications, television and
                                                movie programming, broadcasting and
                                                Internet access.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FGT              Janus Aspen Series Global      Objective: long-term growth of capital.    Janus Capital
                 Technology Portfolio:          Non-diversified mutual fund that invests
                 Service Shares                 primarily in equity securities of U.S.
                                                and foreign companies selected
                                                for their growth potential.
                                                Normally invests at least 65% of
                                                total assets in securities of
                                                companies that the portfolio
                                                manager believes will benefit
                                                significantly from advancements
                                                or improvements in technology.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FIG              Janus Aspen Series             Objective: long-term growth of capital.    Janus Capital
                 International Growth           Invests at least 65% of its total assets
                 Portfolio: Service Shares      in securities of issuers from at least
                                                five different countries,
                                                excluding the U.S. It may at
                                                times invest all of its assets
                                                in fewer than five countries or
                                                even a single country.
---------------- ------------------------------ ------------------------------------------ -----------------------------------

--------------------------------------------------------------------------------
16 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------


Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FIP              Lazard Retirement              Objective: long-term capital               Lazard Asset Management
                 International Equity           appreciation. Invests primarily in
                 Portfolio                      equity securities, principally common
                                                stocks of relatively large
                                                non-U.S. companies with market
                                                capitalizations in the range of
                                                the Morgan Stanley Capital
                                                International (MSCI) Europe,
                                                Australia and Far East (EAFE(R))
                                                Index that the Investment
                                                Manager believes are undervalued
                                                based on their earnings, cash
                                                flow or asset values.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FGW              MFS(R) Investors Growth        Objective: long-term growth of capital     MFS Investment Management(R)
                 Stock Series - Service Class   and future income. Invests at least 80%
                                                of its total assets in common
                                                stocks and related securities of
                                                companies which MFS believes
                                                offer better than average
                                                prospects for long-term growth.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FDS              MFS(R) New Discovery Series    Objective: capital appreciation. Invests   MFS Investment Management(R)
                 - Service Class                primarily in equity securities of
                                                emerging growth companies.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FUT              MFS(R) Utilities Series -      Objective: capital growth and current      MFS Investment Management(R)
                 Service Class                  income. Invests primarily in equity and
                                                debt securities of domestic and foreign
                                                companies in the utilities industry.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FPE              Pioneer Equity-Income VCT      Objective: current income and long-term    Pioneer
                 Portfolio - Class II Shares    growth of capital from a portfolio
                                                consisting primarily of income
                                                producing equity securities of
                                                U.S. corporations. Invests
                                                primarily in common stocks,
                                                preferred stocks and interests
                                                in real estate investment trusts
                                                (REITS). Normally, the portfolio
                                                invests at least 80% of its
                                                total assets in income producing
                                                equity securities. The remainder
                                                of the portfolio may be invested
                                                in debt securities, most of
                                                which are expected to be
                                                convertible into common stocks.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FEU              Pioneer Europe VCT Portfolio   Objective: long-term growth of capital.    Pioneer
                 - Class II Shares              Invests primarily in equity securities
                                                of European issuers including common
                                                stocks, rights, depositary
                                                receipts, warrants and debt
                                                securities convertible into
                                                common stock. Normally, the
                                                portfolio invests 80% of its
                                                total assets in equity
                                                securities of European issuers.
                                                The portfolio may also purchase
                                                forward foreign currency
                                                contracts in connection with its
                                                investments.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FHS              Putnam VT Health Sciences      Objective: capital appreciation. Invests   Putnam Investment Management, LLC
                 Fund - Class IB Shares         primarily in common stocks of U.S.
                                                companies in the health sciences
                                                industries, with a focus on growth
                                                stocks.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FPI              Putnam VT International        Objective: capital appreciation. Invests   Putnam Investment Management, LLC
                 Growth Fund - Class IB Shares  mainly in stocks outside the United
                                                States that reflect a value
                                                lower than that which Putnam
                                                Management places on the company
                                                or whose earnings we believe are
                                                likely to grow over time.
---------------- ------------------------------ ------------------------------------------ -----------------------------------

--------------------------------------------------------------------------------
17 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------


Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FVS              Putnam VT Vista Fund - Class   Objective: capital appreciation. Invests   Putnam Investment Management, LLC
                 IB Shares                      mainly in common stocks of mid-sized
                                                U.S. companies with a focus on growth
                                                stocks.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FSO              Strong Opportunity Fund II -   Objective: seeks capital growth. Invests   Strong Capital Management, Inc.
                 Advisor Class                  primarily in common stocks of medium
                                                capitalization companies that
                                                the Fund's manager believes are
                                                underpriced, yet have attractive
                                                growth prospects.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FIC              Wanger International Small     Objective: long-term growth of capital.    Liberty Wanger Asset Management,
                 Cap                            Invests primarily in stocks of small-      L.P.
                                                and medium-size non-U.S. companies with
                                                capitalizations less than $2 billion.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FSP              Wanger U.S. Small Cap          Objective: long-term growth of capital.    Liberty Wanger Asset Management,
                                                Invests primarily in stocks of small-      L.P.
                                                and medium-size U.S. companies with
                                                capitalizations less than $2 billion.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FAA              Wells Fargo VT Asset           Objective: long-term total return,         Wells Fargo Funds Management,
                 Allocation Fund                consistent with reasonable risk. Invests   LLC, advisor; Barclays Global
                                                primarily in the securities of various     Fund Advisors, sub-adviser.
                                                indexes to replicate the total return of
                                                the index. We use an asset allocation
                                                model to allocate and reallocate assets
                                                among common stocks (S&P 500 Index),
                                                U.S. Treasury bonds (Lehman Brothers 20+
                                                Treasury Index) and money market
                                                instruments, operating from a target
                                                allocation of 60% stocks and 40% bonds.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FWI              Wells Fargo VT International   Objective: total return with an emphasis   Wells Fargo Funds Management,
                 Equity Fund                    on capital appreciation over the           LLC, advisor; Wells Capital
                                                long-term. Invests primarily in equity     Management Incorporated,
                                                securities of non-U.S. companies.          sub-adviser.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
FWS              Wells Fargo VT Small Cap       Objective: long-term capital               Wells Fargo Funds Management,
                 Growth Fund                    appreciation. Invests primarily in         LLC, advisor; Wells Capital
                                                common stocks issued by companies whose    Management Incorporated,
                                                market capitalization falls within the     sub-advisor.
                                                range of the Russell 2000 Index, which
                                                is considered a small capitalization
                                                index.
---------------- ------------------------------ ------------------------------------------ -----------------------------------

FUND OBJECTIVES
A fund underlying your policy in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any retail mutual fund.

The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the fund prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable life insurance policies. Some funds also are available to serve as investment options for variable annuities and tax-deferred retirement plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously.

--------------------------------------------------------------------------------
18 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, life insurance policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the fund prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts.

Diversification: The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

RELATIONSHIP BETWEEN FUNDS AND SUBACCOUNTS
Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge to the extent necessary to make death benefit or other payments under the policy.

Rates of Return of the Funds and Subaccounts

This section presents rates of return first for the funds, and then for the corresponding subaccounts. Rates of return are different in the two cases because those of the subaccounts reflect additional charges. All charges and expenses mentioned in the section are explained fully under "Loads, Fees and Charges."

Rates of return of the funds: In the following table are average annual rates of return based on the actual investment performance of the funds after deduction of applicable fund charges (including the investment management fees and nonadvisory expenses) for the periods indicated assuming reinvestment of dividends and capital gains. These rates do not reflect charges that apply to the subaccounts or the policy and therefore do not illustrate how actual investment performance will affect policy benefits. If these charges were reflected, the illustrated rates of return would have been lower. Past performance does not guarantee future results.

Average Annual Total Return for Period ending Dec. 31, 2001
                                                                                                            10 years or since
Fund                                                              1 year         3 years        5 years       commencement
AXP(R) Variable Portfolio -
   Blue Chip Advantage Fund (9/99)(1)                                _%             _%             _%              _%
   Bond Fund (10/81)(1)                                              _              _              _               _
   Capital Resource Fund (10/81)(1)                                  _              _              _               _
   Cash Management Fund (10/81)(1)
   (5.97% Simple, 6.15% Compound)(2)                                 _              _              _               _
   Diversified Equity Income Fund (9/99)(1)                          _              _              _               _
   Emerging Markets Fund (5/00)(1)                                   _              _              _               _(3)
   Equity Select(1)
   Extra Income Fund (5/96)(1)                                       _              _              _               _
   Federal Income Fund (9/99)(1)                                     _              _              _               _
   Global Bond Fund (5/96)(1)                                        _              _              _               _
   Growth Fund (9/99)(1)                                             _              _              _               _
   International Fund (1/92)(1)                                      _              _              _               _
   Managed Fund (4/86)(1)                                            _              _              _               _
   New Dimensions Fund(R) (5/96)(1)                                  _              _              _               _
   Partners Small Cap Value Fund(1)                                  _              _              _               _
   S&P 500 Index Fund (5/00)(1)                                      _              _              _               _(3)
   Small Cap Advantage Fund (9/99)(1)                                _              _              _               _
   Stock Fund(1)                                                     _              _              _               _
   Strategy Aggressive Fund (1/92)(1)                                _              _              _               _
AIM V.I.
   Capital Appreciation Fund, Series II (5/93)(1),(9)                _              _              _               _
   Capital Development Fund, Series II (5/98)(1),(9)                 _              _              _               _

--------------------------------------------------------------------------------
19 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return for Period ending Dec. 31, 2001 (continued)
                                                                                                            10 years or since
Fund                                                               1 year         3 years        5 years      commencement
Alliance VP
   AllianceBernstein International Value Portfolio (Class B)(10)     _%             _%             _%              _%
   Growth & Income Portfolio (Class B)(11)                           _              _              _               _
American Century(R) VP
   International, Class II (5/94)(1),(12)                            _              _              _               _
   Value, Class II (5/96)(1),(12)                                    _              _              _               _
Calvert Variable Series, Inc.
   Social Balanced Portfolio (9/86)(1)                               _              _              _               _
Evergreen VA
   Capital Growth Fund, Class L Shares(13)                           _              _              _               _
Fidelity VIP
   Growth & Income Portfolio (Service Class 2) (12/96)(1),(14)       _              _              _               _
   Mid Cap Portfolio (Service Class 2) (12/98)(1),(14)               _              _              _               _
   Overseas Portfolio (Service Class 2) (1/87)(1),(14)               _              _              _               _
FTVIP
   Franklin Real Estate Fund - Class 2 (1/89)(1),(4),(15)            _              _              _               _
   Franklin Small Cap Value Securities Fund -
   Class 2 (5/98)(1),(4),(15)                                        _              _              _               _
   (previously FTVIPT Franklin Value Securities Fund - Class 2)
   Mutual Shares Securities Fund - Class 2(15)                       _              _              _               _
Goldman Sachs VIT
   CORE(SM) U.S. Equity Fund (2/98)(1),(6)                           _              _              _               _
   Mid Cap Value Fund (5/98)(1)                                      _              _              _               _
INVESCO VIF
   Dynamics Fund                                                     _              _              _               _
   Financial Services Fund                                           _              _              _               _
   Technology Fund                                                   _              _              _               _
   Telecommunications Fund                                           _              _              _               _
Janus Aspen Series
   Global Technology Portfolio: Service Shares (1/00)(1),(7)         _              _              _               _(3)
   International Growth Portfolio: Service Shares (5/94)(1),(7)      _              _              _               _
Lazard Retirement Series
   International Equity Portfolio (9/98)(1)                          _              _              _               _
MFS(R)
   Investors Growth Stock Series - Service Class (5/99)(1),(8)       _              _              _               _
   New Discovery Series - Service Class (5/98)(1),(8)                _              _              _               _
   Utilities Series - Service Class                                  _              _              _               _
Pioneer
   Equity-Income VCT Portfolio - Class II Shares(16)                 _              _              _               _
   Europe VCT Portfolio - Class II Shares(16)                        _              _              _               _
Putnam Variable Trust                                                _              _              _               _
   Putnam VT Health Sciences Fund- Class IB Shares(1),(17)           _              _              _               _
   Putnam VT International Growth Fund -
   Class IB Shares (1/97)(1),(17)                                    _              _              _               _
   Putnam VT Vista Fund - Class IB Shares (1/97)(1),(17)             _              _              _               _
Strong
   Opportunity Fund II - Advisor Class(18)                           _              _              _               _

--------------------------------------------------------------------------------
20 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return for Period ending Dec. 31, 2001 (continued)
                                                                                                            10 years or since
Fund                                                               1 year         3 years        5 years      commencement
Wanger
   International Small Cap (5/95)(1)                                 _%             _%             _%              _%
   U.S. Small Cap (5/95)(1)                                          _              _              _               _
Wells Fargo VT
   Asset Allocation Fund(19)                                         _              _              _               _
   International Equity Fund                                         _              _              _               _
   Small Cap Growth Fund(20)                                         _              _              _               _

[to be added upon amendment.]
--------------------------------------------------------------------------------
21 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Rates of return of subaccounts:

Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. We show performance from the commencement date of the funds as if the policy existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

Average annual rates of return in the following tables reflect all fund expenses and the mortality and expense risk charge. In the first table, the rates of return also reflect a 3% premium expense charge. In the second table the rates of return do not reflect a 3% premium expense charge. In both tables the rates of return do not reflect the surrender charge or monthly deduction. If these charges were reflected, the illustrated rates of return would have been lower.

Average Annual Total Return Reflecting the 3% Premium Expense Charge For Period
Ending Dec. 31, 2001

                                                         Performance since                          Performance since
                                                  commencement of the subaccount                 commencement of the fund
                                                                                Since                                       Since
Subaccount    Investing in                    1 year     5 years   10 years commencement  1 year     5 years   10 years commencement
              AXP(R) Variable Portfolio -
FBC             Blue Chip Advantage Fund
                (5/00; 9/99)(1)                  _%         _%         _%        _(3)%      _%          _%         _%         _%
FBD             Bond Fund (5/00; 10/81)(1)       _          _          _         _(3)       _           _          _          _
FCR             Capital Resource Fund
                (5/00; 10/81)(1)                 _          _          _         _(3)       _           _          _          _
FCM             Cash Management Fund
                (5/00; 10/81)(1) (5.97% Simple,
                6.15% Compound)(2)               _          _          _         _(3)       _           _          _          _
FDE             Diversified Equity
                Income Fund (5/00; 9/99)(1)      _          _          _         _(3)       _           _          _          _
FEM             Emerging Markets Fund
                (5/00; 5/00)(1)                  _          _          _         _(3)       _           _          _          _(4)
FES             Equity Select(1)                 _          _          _         _          _           _          _          _
FEX             Extra Income Fund
                (5/00; 5/96)(1)                  _          _          _         _(3)       _           _          _          _
FFI             Federal Income Fund
                (5/00; 9/99)(1)                  _          _          _         _(3)       _           _          _          _
FGB             Global Bond Fund
                (5/00; 5/96)(1)                  _          _          _         _(3)       _           _          _          _
FGR             Growth Fund (5/00; 9/99)(1)      _          _          _         _(3)       _           _          _          _
FIE             International Fund
                (5/00; 1/92)(1)                  _          _          _         _(3)       _           _          _          _
FMF             Managed Fund (5/00; 4/86)(1)     _          _          _         _(3)       _           _          _          _
FND             New Dimensions Fund(R)
                (11/99; 5/96)(1)                 _          _          _         _          _           _          _          _
FPS             Partners Small Cap
                Value Fund(1)                    _          _          _         _          _           _          _          _
FIV             S&P 500 Index Fund
                (5/00; 5/00)(1)                  _          _          _         _(3)       _           _          _          _(4)
FSM             Small Cap Advantage Fund
                (5/00; 9/99)(1)                  _          _          _         _(3)       _           _          _          _
FST             Stock Fund1)                     _          _          _         _          _           _          _          _
FSA             Strategy Aggressive Fund
                (5/00; 1/92)(1)                  _          _          _         _(3)       _           _          _          _
              AIM V.I.
FAC             Capital Appreciation Fund,
                Series II (5/00; 5/93)(1),(9)    _          _          _         _(3)       _           _          _          _
FAD             Capital Development Fund,
                Series II (5/00; 5/98)(1),(9)    _          _          _         _(3)       _           _          _          _
              Alliance VP
FAB             AllianceBerstein International
                Value Portfolio (Class B)(10)    _          _          _         _          _           _          _          _
FAL             Growth & Income Portfolio
                (Class B)(11)                    _          _          _         _          _           _          _          _
              American Century(R) VP
FAI             International, Class II
                (5/00; 5/94)(1),(12)             _          _          _         _(3)       _           _          _          _
FAV             Value, Class II
                (5/99; 5/96)(1),(12)             _          _          _         _          _           _          _          _
              Calvert Variable Series, Inc.
FSB             Social Balanced Portfolio
                (5/00; 9/86)(1)                  _          _          _         _(3)       _           _          _          _
              Evergreen VA
FCG             Capital Growth Fund,
                Class L Shares(13)               _          _          _         _          _           _          _          _

--------------------------------------------------------------------------------
22 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return Reflecting the 3% Premium Expense Charge For Period
Ending Dec. 31, 2001 (continued)

                                                         Performance since                          Performance since
                                                  commencement of the subaccount                 commencement of the fund
                                                                                Since                                       Since
Subaccount    Investing in                    1 year     5 years   10 years commencement  1 year     5 years   10 years commencement
              Fidelity VIP
FFG             Growth & Income Portfolio
                (Service Class 2)
                (5/00; 12/96)(1),(14)            _          _          _         _(3)       _           _          _          _
FFM             Mid Cap Portfolio
                (Service Class 2)
                (5/00; 12/98)(1),(14)            _          _          _         _(3)       _           _          _          _
FFO             Overseas Portfolio
                (Service Class 2)
                (5/00; 1/87)(1),(14)             _          _          _         _(3)       _           _          _          _
              FTVIP
FRE             Franklin Real Estate Fund -
                Class 2
                (5/00; 1/89)(1),(5),(15)         _          _          _         _(3)       _           _          _          _
FSV             Franklin Value Securities
                Fund - Class 2
                (5/00; 5/98)(1),(5),(15)         _          _          _         _(3)       _           _          _          _
FMS             Mutual Shares Securities
                Fund - Class 2(15)               _          _          _         _          _           _          _          _
              Goldman Sachs VIT
FUE             CORE(SM) U.S. Equity Fund
                (5/00; 2/98)(1),(7)              _          _          _         _(3)       _           _          _          _
FMC             Mid Cap Value Fund
                (5/00; 5/98)(1)                  _          _          _         _(3)       _           _          _          _
              INVESCO VIF
FID             Dynamics Fund                    _          _          _         _          _           _          _          _
FFS             Financial Services Fund          _          _          _         _          _           _          _          _
FTC             Technology Fund                  _          _          _         _          _           _          _          _
FTL             Telecommunications Fund          _          _          _         _          _           _          _          _
              Janus Aspen Series
FGT             Global Technology Portfolio:
                Service Shares
                (5/00; 1/00)(1),(8)              _          _          _         _(3)       _           _          _          _(4)
FIG             International Growth Portfolio:
                Service Shares
                (5/00; 5/94)(1),(8)              _          _          _         _(3)       _           _          _          _
              Lazard Retirement Series
FIP             International Equity Portfolio
                (5/00; 9/98)(1)                  _          _          _         _(3)       _           _          _          _
              MFS(R)
FGW             Investors Growth Stock Series -
                Service Class
                (5/00; 5/99)(1),(9)              _          _          _         _(3)       _           _          _          _
FDS             New Discovery Series -
                Service Class
                (5/00; 5/98)(1),(9)              _          _          _         _(3)       _           _          _          _
FUT             Utilities Series -
                Service Class                    _          _          _         _          _           _          _          _
              Pioneer
FPE             Equity-Income VCT Portfolio -
                Class II Shares(16)              _          _          _         _          _           _          _          _
FEU             Europe VCT Portfolio -
                Class II Shares(16)              _          _          _         _          _           _          _          _
              Putnam Variable Trust
FHS             Putnam VT Health Sciences Fund -
                Class IB Shares (5/99)(1),(17)   _          _          _         _          _           _          _          _
FPI             Putnam VT International Growth
                Fund - Class IB Shares
                (5/00; 1/97)(1),(17)             _          _          _         _(3)       _           _          _          _
FVS             Putnam VT Vista Fund -
                Class IB Shares
                (5/00; 1/97)(1),(17)             _          _          _         _(3)       _           _          _          _
              Strong
FSO             Opportunity Fund II -
                Advisor Class(18)                _          _          _         _(3)       _           _          _          _

--------------------------------------------------------------------------------
23 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return Reflecting the 3% Premium Expense Charge For Period
Ending Dec. 31, 2001 (continued)

                                                         Performance since                          Performance since
                                                  commencement of the subaccount                 commencement of the fund
                                                                                Since                                       Since
Subaccount    Investing in                    1 year     5 years   10 years commencement  1 year     5 years   10 years commencement
              Wanger
FIC             International Small Cap
                (5/00; 5/95)(1)                  _%         _%         _%        _(3)%      _%          _%         _%         _%
FSP             U.S. Small Cap (5/00; 5/95)(1)   _          _          _         _(3)       _           _          _          _
              Wells Fargo VT
FAA             Asset Allocation Fund(19)        _          _          _         _          _           _          _          _
FWI             International Equity Fund        _          _          _         _          _           _          _          _
FWS             Small Cap Growth Fund(20)        _          _          _         _          _           _          _          _

[to be added upon amendment.]

--------------------------------------------------------------------------------
24 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return Without Reflecting the 3% Premium Expense Charge For
Period Ending Dec. 31, 2001

                                                         Performance since                          Performance since
                                                  commencement of the subaccount                 commencement of the fund
                                                                                Since                                       Since
Subaccount    Investing in                    1 year     5 years   10 years commencement  1 year     5 years   10 years commencement
              AXP(R) Variable Portfolio -
FBC             Blue Chip Advantage Fund
                (5/00; 9/99)(1)                  _%         _%         _%        _(3)%      _%          _%         _%         _%
FBD             Bond Fund (5/00; 10/81)(1)       _          _          _         _(3)       _           _          _          _
FCR             Capital Resource Fund
                (5/00; 10/81)(1)                 _          _          _         _(3)       _           _          _          _
FCM             Cash Management Fund
                (5/00; 10/81)(1) (5.97% Simple,
                6.15% Compound)(2)               _          _          _         _(3)       _           _          _          _
FDE             Diversified Equity
                Income Fund (5/00; 9/99)(1)      _          _          _         _(3)       _           _          _          _
FEM             Emerging Markets Fund
                (5/00; 5/00)(1)                  _          _          _         _(3)       _           _          _          _(4)
FES             Equity Select(1)                 _          _          _         _          _           _          _          _
FEX             Extra Income Fund
                (5/00; 5/96)(1)                  _          _          _         _(3)       _           _          _          _
FFI             Federal Income Fund
                (5/00; 9/99)(1)                  _          _          _         _(3)       _           _          _          _
FGB             Global Bond Fund
                (5/00; 5/96)(1)                  _          _          _         _(3)       _           _          _          _
FGR             Growth Fund (5/00; 9/99)(1)      _          _          _         _(3)       _           _          _          _
FIE             International Fund
                (5/00; 1/92)(1)                  _          _          _         _(3)       _           _          _          _
FMF             Managed Fund (5/00; 4/86)(1)     _          _          _         _(3)       _           _          _          _
FND             New Dimensions Fund(R)
                (11/99; 5/96)(1)                 _          _          _         _          _           _          _          _
FPS             Partners Small Cap
                Value Fund(1)                    _          _          _         _          _           _          _          _
FIV             S&P 500 Index Fund
                (5/00; 5/00)(1)                  _          _          _         _(3)       _           _          _          _(4)
FSM             Small Cap Advantage Fund
                (5/00; 9/99)(1)                  _          _          _         _(3)       _           _          _          _
FST             Stock Fund1)                     _          _          _         _          _           _          _          _
FSA             Strategy Aggressive Fund
                (5/00; 1/92)(1)                  _          _          _         _(3)       _           _          _          _
              AIM V.I.
FAC             Capital Appreciation Fund,
                Series II (5/00; 5/93)(1),(9)    _          _          _         _(3)       _           _          _          _
FAD             Capital Development Fund,
                Series II (5/00; 5/98)(1),(9)    _          _          _         _(3)       _           _          _          _
              Alliance VP
FAB             AllianceBerstein International
                Value Portfolio(10) (Class B)    _          _          _         _          _           _          _          _
FAL             Growth & Income Portfolio
                (Class B)(11)                    _          _          _         _          _           _          _          _
              American Century(R) VP
FAI             International, Class II
                (5/00; 5/94)(1),(12)             _          _          _         _(3)       _           _          _          _
FAV             Value, Class II
                (5/99; 5/96)(1),(12)             _          _          _         _          _           _          _          _
              Calvert Variable Series, Inc.
FSB             Social Balanced Portfolio
                (5/00; 9/86)(1)                  _          _          _         _(3)       _           _          _
              Evergreen VA
FCG             Capital Growth Fund,
                Class L Shares(13)               _          _          _         _          _           _          _          _
              Fidelity VIP
FFG             Growth & Income Portfolio
                (Service Class 2)
                (5/00; 12/96)(1),(14)            _          _          _         _(3)       _           _          _          _
FFM             Mid Cap Portfolio
                (Service Class 2)
                (5/00; 12/98)(1),(14)            _          _          _         _(3)       _           _          _          _
FFO             Overseas Portfolio
                (Service Class 2)
                (5/00; 1/87)(1),(14)             _          _          _         _(3)       _           _          _          _
              FTVIP
FRE             Franklin Real Estate
                Fund - Class 2
                (5/00; 1/89)(1),(5),(15)         _          _          _         _(3)       _           _          _          _
FSV             Franklin Value Securities
                Fund - Class 2
                (5/00; 5/98)(1),(5),(15)         _          _          _         _(3)       _           _          _          _
FMS             Mutual Shares Securities
                Fund - Class 2(15)               _          _          _         _          _           _          _          _

--------------------------------------------------------------------------------
25 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return Without Reflecting the 3% Premium Expense Charge For
Period Ending Dec. 31, 2001 (continued)

                                                         Performance since                          Performance since
                                                  commencement of the subaccount                 commencement of the fund
                                                                                Since                                       Since
Subaccount    Investing in                    1 year     5 years   10 years commencement  1 year     5 years   10 years commencement
              Goldman Sachs VIT
FUE             CORE(SM) U.S. Equity Fund
                (5/00; 2/98)(1),(7)              _%         _%         _%        _(3)%      _%          _%         _%         _%
FMC             Mid Cap Value Fund
                (5/00; 5/98)(1)                  _          _          _         _(3)       _           _          _          _
              INVESCO VIF
FID             Dynamics Fund                    _          _          _         _          _           _          _          _
FFS             Financial Services Fund          _          _          _         _          _           _          _          _
FTC             Technology Fund                  _          _          _         _(3)       _           _          _          _
FTL             Telecommunications Fund          _          _          _         _          _           _          _          _
              Janus Aspen Series
FGT             Global Technology Portfolio:
                Service Shares
                (5/00; 1/00)(1),(8)              _          _          _         _(3)       _           _          _          _(4)
FIG             International Growth Portfolio:
                Service Shares
                (5/00; 5/94)(1),(8)              _          _          _         _(3)       _           _          _          _
              Lazard Retirement Series
FIP             International Equity Portfolio
                (5/00; 9/98)(1)                  _          _          _         _(3)       _           _          _          _
              MFS(R)
FGW             Investors Growth Stock
                Series - Service Class
                (5/00; 5/99)(1),(9)              _          _          _         _(3)       _           _          _          _
                (previously MFS(R) Growth Series)
FDS             New Discovery Series -
                Service Class
                (5/00; 5/98)(1),(9)              _          _          _         _(3)       _           _          _          _
FUT             Utilities Series -
                Service Class                    _          _          _         _          _           _          _          _
              Pioneer
FPE             Equity-Income VCT Portfolio -
                Class II Shares(16)              _          _          _         _          _           _          _          _
FEU             Europe VCT Portfolio -
                Class II Shares(16)              _          _          _         _          _           _          _          _
              Putnam Variable Trust
FHS             Putnam VT Health Sciences
                Fund - Class IB Shares
                (5/99)(1),(17)                   _          _          _         _          _           _          _          _
FPI             Putnam VT International
                Growth Fund - Class IB Shares
                (5/00; 1/97)(1),(17)             _          _          _         _(3)       _           _          _          _
FVS             Putnam VT Vista Fund -
                Class IB Shares
                (5/00; 1/97)(1),(17)             _          _          _         _(3)       _           _          _          _
              Strong
FSO             Opportunity Fund II -
                Advisor Class(18)                _          _          _         _(3)       _           _          _          _
              Wanger
FIC             International Small Cap
                (5/00; 5/95)(1)                  _          _          _         _(3)       _           _          _          _
FSP             U.S. Small Cap (5/00; 5/95)(1)   _          _          _         _(3)       _           _          _          _
              Wells Fargo VT
FAA             Asset Allocation Fund(19)        _          _          _         _          _           _          _          _
FWI             International Equity Fund        _          _          _         _          _           _          _          _
FWS             Small Cap Growth Fund(20)        _          _          _         _          _           _          _          _

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26 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

[to be added upon amendment.]

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27 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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The Fixed Account

You can allocate premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers Between the Fixed Account and Subaccounts").

The fixed account is the general investment account of IDS Life. It includes all assets owned by IDS Life other than those in the variable account and other separate accounts. Subject to applicable law, IDS Life has sole discretion to decide how assets of the fixed account will be invested.

Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, IDS Life guarantees that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4.0%, independent of the actual investment experience of the account. Keep in mind that this guarantee is based on the continued claims-paying ability of IDS Life. IDS Life bears the full investment risk for amounts allocated to the fixed account. IDS Life is not obligated to credit interest at any rate higher than 4.0%, although we may do so at our sole discretion. Rates higher than 4.0% may change from time to time, at the discretion of IDS Life, and will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these policies, the rates currently in effect for new and existing IDS Life policies, product design, competition and IDS Life's revenues and expenses.

We will not credit interest in excess of 4.0% on any portion of policy value in the fixed account against which you have a policy loan outstanding.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Policy Value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

FIXED ACCOUNT VALUE
The value in the fixed account on the policy date (when the policy is issued) equals the portion of your initial net premium that you have allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to the fixed account.

On any later date, the value in the fixed account equals:

o   the value on the previous monthly date; plus
o   net premiums allocated to the fixed account since the last monthly date;
    plus
o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
o   accrued interest on all of the above; minus
o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
o any partial surrenders or partial surrender charges allocated to the fixed account since the last monthly date; minus
o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

SUBACCOUNT VALUES
The value in each subaccount changes daily, depending on the investment performance of the fund in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You, as owner, bear the entire investment risk.

Calculation of subaccount value: The value of each subaccount on the policy date equals:

o   the portion of your initial net premium allocated to the subaccount; plus
o   interest accrued before the policy date; minus
o the portion of the monthly deduction for the first policy month allocated to that subaccount.

The value of each subaccount on each valuation date equals:

o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
o net premiums received and allocated to the subaccount during the current valuation period; plus
o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
o any transfers from the subaccount including loan transfers during the current valuation period; minus
o any partial surrenders and partial surrender charges allocated to the subaccount during the period; minus
o any portion of the monthly deduction allocated to the subaccount during the period.

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28 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: We convert the policy value allocated to each subaccount into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, a certain number of accumulation units are credited to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they're related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund and on certain charges. Here's how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

Net investment factor: Determined at the end of each valuation period, this factor equals: (a / b) - c,

where:

(a) equals:

o   net asset value per share of the fund; plus
o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus
o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

o net asset value per share of the fund at the end of the preceding valuation period; plus
o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, Fees and Charges," above.

Factors that affect subaccount accumulation units: Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

o   additional net premium payments allocated to the subaccounts;
o   transfers into or out of the subaccount(s);
o   partial surrenders and partial surrender charges;
o   surrender charges; and/or
o   monthly deductions.

Accumulation unit values will fluctuate due to:

o   changes in underlying funds(s) net asset value;
o   dividends distributed to the subaccount(s);
o   capital gains or losses of underlying funds;
o   fund operating expenses; and/or
o   mortality and expense risk charges.

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29 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Proceeds Payable Upon Death

We will pay a benefit to the beneficiary of the policy when the insured dies.

If that death is prior to the insured's attained insurance age 100, the death benefit is the greater of the specified amount or the policy value multiplied by the death benefit factor in the table below. The proceeds payable is the death benefit amount minus outstanding indebtedness.

If that death is on or after the insured's attained insurance age 100, the amount payable is the greater of:

o the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or
o the policy value at the insured's attained insurance age 100 minus any indebtedness on the date of the insured's death.

Death Benefit Factor Table

Insured's attained                      Insured's attained
insurance age           Factor             insurance age              Factor
40 or younger            2.50                    61                    1.28
41                       2.43                    62                    1.26
42                       2.36                    63                    1.24
43                       2.29                    64                    1.22
44                       2.22                    65                    1.20
45                       2.15                    66                    1.19
46                       2.09                    67                    1.18
47                       2.03                    68                    1.17
48                       1.97                    69                    1.16
49                       1.91                    70                    1.15
50                       1.85                    71                    1.13
51                       1.78                    72                    1.11
52                       1.71                    73                    1.09
53                       1.64                    74                    1.07
54                       1.57                 75-90                    1.05
55                       1.50                    91                    1.04
56                       1.46                    92                    1.03
57                       1.42                    93                    1.02
58                       1.38                    94                    1.01
59                       1.34                95-100                    1.00
60                       1.30

The factor is designed to ensure that the policy meets the provisions of federal tax law which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

INCREASES IN SPECIFIED AMOUNT
Subject to certain limitations, you may make a written request to increase the specified amount so that additional premiums can be paid.

Requests for increases may only be made during the first five policy years. To increase the specified amount, you must provide medical or other evidence that the insured is insurable according to our underwriting rules. Increases in specified amount are allowed only prior to the insured's attained insurance age
80. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. IDS Life will have two years from the effective date of an increase in specified amount to contest the truth of statements or representations in your application for the increase in specified amount.

Effect of increases in specified amount:

o The additional premium will increase the policy value by the amount of the additional net premium.
o The additional premium will increase the specified amount by the amount of the additional net premium multiplied by a specified amount factor based on the insured's attained insurance age, sex and risk classification.

An increase in the specified amount will have the following effect on policy costs:

o Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.
o   Charges for certain optional insurance benefits may increase.
o   The surrender charge will increase.

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30 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

MISSTATEMENT OF AGE OR SEX
If the insured's age or sex has been misstated, the proceeds payable upon death will be:

o   the policy value on the date of death; plus
o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
o   the amount of any outstanding indebtedness on the date of death.

SUICIDE
Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus any indebtedness and partial surrenders. If the insured commits suicide while sane or insane within two years from the effective date of an increase in specified amount, the amount payable for the additional specified amount will be limited to the premiums paid for the additional specified amount.

In Colorado and North Dakota, the suicide period is shortened to one year. In Missouri, IDS Life must prove that the insured intended to commit suicide at the time he or she applied for coverage.

BENEFICIARY
Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you and your estate.

Transfers Between the Fixed Account and Subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, we will process your transfer request at the end of the valuation period during which your request is received. Currently, there is no charge for transfers. Before transferring policy value, you should consider the risks involved in changing investments.

We may suspend or modify the transfer privilege at any time. Transfers involving the fixed account are subject to the restrictions below.

FIXED ACCOUNT TRANSFER POLICIES
o You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.
o If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.
o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.
o We will not accept requests for transfers from the fixed account at any other time.
o If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange Right.")

MINIMUM TRANSFER AMOUNTS
From a subaccount to another subaccount or the fixed account:

o For mail and phone transfers -- $250 or the entire subaccount balance, whichever is less.
o   For automated transfers -- $50.

From the fixed account to a subaccount:

o For mail and phone transfers -- $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.
o   For automated transfers -- $50.

MAXIMUM TRANSFER AMOUNTS
From a subaccount to another subaccount or the fixed account:

o   None.

From the fixed account to a subaccount:

o   None.

MAXIMUM NUMBER OF TRANSFERS PER YEAR
Twelve automated transfers per policy year are allowed. In addition, you may make transfers by mail or by telephone, however, we reserve the right to limit transfers by mail or telephone to five per policy year. If, in alternative, we allow more than five transfers by mail or telephone, we reserve the right to assess a fee for each subsequent transfer made by mail or telephone. We guarantee that this fee will not exceed $25.00 per transfer for the duration of your policy. Currently, we do not assess a fee for any transfers.

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31 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER
Provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer, loan or partial surrender.

1 By letter:

Regular mail:
IDS Life Insurance Company
70100 AXP Financial Center
Minneapolis, MN 55474

Express mail:
IDS Life Insurance Company
70200 AXP Financial Center
Minneapolis, MN 55474

2 By phone:

Call between 7 a.m. and 6 p.m. Central Time:
(800) 862-7919 (toll free)

TTY service for the hearing impaired:
(800) 258-8846 (toll free)

o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.
o We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as these procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests.
o We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write to IDS Life and tell us.

AUTOMATED TRANSFERS
In addition to written and phone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies:

o   Minimum automated transfer: $50
o Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.
o You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.
o You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.
o   No maximum amount for an automated transfer from a variable account.
o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.
o If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.
o If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.
o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

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32 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

AUTOMATED DOLLAR-COST AVERAGING
You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works

By investing an equal number                                            Number
of dollars each month...                    Amount     Accumulation    of units
                                  Month    invested     unit value     purchased
                                   Jan       $100          $20           5.00
you automatically buy              Feb        100           16           6.25
more units when the                Mar        100            9          11.11
per unit market price is low...    Apr        100            5          20.00
                                   May        100            7          14.29
and fewer units                    June       100           10          10.00
when the per unit                  July       100           15           6.67
market price is high.              Aug        100           20           5.00
                                   Sept       100           17           5.88
                                   Oct        100           12           8.33

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

Twelve automated transfers per policy year are allowed. We reserve the right to limit mail and telephone transfers to five per policy year. However, we also reserve the right to charge a fee for more than five transfers per year by phone or mail.

ASSET REBALANCING
Subject to availability, you can ask us in writing to have the variable subaccount portion of your policy value allocated according to the percentages (in whole percentage amounts ) that you choose. We automatically will rebalance the variable subaccount portion of your policy value either quarterly, semi-annually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your policy value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the fixed account. There is no charge for asset rebalancing. The policy value must be at least $2,000 at the time of the rebalance. Rebalancing is accomplished by transferring policy value between subaccounts.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your policy value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

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33 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Policy Loans

You may borrow against your policy by written or telephone request. (See chart under "Transfers Between the Fixed Account and Subaccounts" for address and phone numbers for your requests.) We will process your loan request at the end of the valuation period during which your request is received. (Loans by telephone are limited to $50,000.) Loan payments will mailed to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request payment be wired to your bank. We will charge a fee for payments we send by wire.

Interest rate: There are two different policy loan interest rates. If the total indebtedness at the time of the loan or at any subsequent policy anniversary does not exceed an amount equal to the policy value minus the premiums paid, loan interest is at an effective annual rate of 4%. If the indebtedness exceeds the policy value minus the single premium, loan interest is at an effective annual rate of 6% on that portion of the indebtedness which exceeds the policy value minus premiums paid, and 4% on the remainder of the loan. Interest is charged daily and due at the end of the policy year.

Minimum loan: $500 ($200 for Connecticut residents) or the remaining loan value, whichever is less.

Maximum loan:

o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.
o   In Alabama, 100% of the policy value minus surrender charges.
o   In all other states, 90% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions -- see "Deferral of Payments," under "Payment of Policy Proceeds").

Additional premiums: Any additional premium payments received while there is an outstanding loan on the policy will not be automatically applied as a loan repayment.

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, we will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When we make a loan from a subaccount, we redeem accumulation units and the proceeds transferred into the fixed account. We will credit the loaned amount with 4.0% annual interest.

Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.

Overdue interest: If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and cash surrender value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant fund(s).

A loan may terminate the no lapse guarantee. If the indebtedness exceeds the policy value minus surrender charges, the policy will lapse. (See "Keeping The Policy in Force.")

Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you generally will be liable for taxes on the excess. (See "Federal Taxes.")

Policy Surrenders

You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers Between the Fixed Account and Subaccounts.") We will process your surrender request at the end of the valuation period during which we receive your request. We may require you to return your policy. Surrender payments will be mailed to you by regular mail. If you request express mail delivery, we will charge you a fee. You may also request that payment be wired to your bank. We will charge a fee for payments we send by wire.

We normally will process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of Payments," under "Payment of Policy Proceeds.")


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34 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


TOTAL SURRENDERS
If you surrender your policy, you receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.

PARTIAL SURRENDERS
After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000). The remaining policy value after a partial surrender can not be less than $5,000. We may charge you a partial surrender charge, described under "Loads, Fees, and Charges."

ALLOCATION OF PARTIAL SURRENDERS
Unless you specify otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

EFFECT OF PARTIAL SURRENDERS
o A partial surrender will reduce the policy value by the amount of the partial surrender and the partial surrender charge. (See "Loads, Fees and Charges.")
o A partial surrender will reduce the specified amount by the amount of the specified amount multiplied by the sum of the partial surrender and partial surrender charge amount divided by the policy value.
o A partial surrender will not be allowed if the policy value is less than $5,000 after the partial surrender.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance.

TAXES
Upon surrender, you generally will be liable for taxes on any excess of the cash surrender value plus outstanding indebtedness over the premium paid. (See "Federal Taxes.")

EXCHANGE RIGHT
During the first two years after we issue the policy, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We automatically will credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against the five-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the method of funding the policy value will be affected.

Optional Insurance Benefits

You may choose to add the following benefits to your policy at an additional cost, in the form of riders (if you meet certain requirements). More detailed information on these benefits is in your policy.

ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS (ABRTI)
If the insured is terminally ill and death is expected to occur within six months, the rider provides that you can withdraw a portion of the death benefit prior to death. This rider is not available in all states.

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35 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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Payment of Policy Proceeds

Proceeds will be paid when:

o   you surrender the policy; or
o   the insured dies.

We pay all proceeds by check. We will compute the amount of the death benefit and pay it in a single sum unless you select one of the payment options below. We will pay interest at a rate not less than 2.5% per year (8% in Arkansas, 11% in Florida) on single sum death proceeds, from the date of the insured's death to the settlement date (the date on which proceeds are paid in a lump sum or first placed under a payment option).

Payment options: During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. (The beneficiary may also select a payment option, unless you say that he or she cannot.) You decide how much of the proceeds will be placed under each option (minimum: $5,000). We will transfer any such amount to IDS Life's general account. Unless we agree otherwise, payments under all options must be made to a natural person.

You may also make a written request to change a prior choice of payment option, if we agree, or to elect a payment option other than the three below.

If you elect a payment option for pre-death proceeds, payments under this option may be subject to federal income tax as ordinary income. If you elect Option A, the full pre-death proceeds will be taxed as a full surrender or maturity as described in "Taxation of Policy Proceeds" and may also be subject to an additional 10% penalty tax if the policy is a modified endowment. The interest paid under Option A will be ordinary income subject to income tax in the year earned. The interest payments will not be subject to the 10% penalty tax.

If you elect Option B or Option C for payment of pre-death proceeds, any indebtedness at the time of election will be taxed as a partial surrender as described in "Taxation of Policy Proceeds" and may also be subject to an additional 10% penalty tax if the policy is a modified endowment. We will use the remainder of the proceeds to make payments under the option elected. A portion of each payment will be taxed as ordinary income and a portion of each payment will be considered a return of the investment in the policy and will not be taxed. We describe an owner's investment in the policy in "Taxation of Policy Proceeds." All payments made after the investment in the policy is fully recovered will be subject to tax. Amounts paid under Option B or Option C that are subject to tax may also be subject to an additional 10% penalty tax. (See "Penalty tax.")

Death benefit proceeds applied to any payment option are not considered part of the beneficiary's income and thus are not subject to federal income tax. Payments of interest under Option A will be ordinary income subject to tax. Under Option B or Option C, a portion of each payment will be ordinary income subject to tax and a portion of each payment will be considered a return of the beneficiary's investment in the policy. The beneficiary's investment in the policy is the death benefit proceeds applied to the payment option. All payments made after the investment in the policy is fully recovered will be subject to tax.

Option A: Interest payments -- We will pay interest on any proceeds placed under this option at a rate of 4% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.

Option B: Payments for a specified period -- We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

                  Payment period          Monthly payment per $1,000
                      (years)                placed under Option B
                        10                          $9.61
                        15                           6.87
                        20                           5.51
                        25                           4.71
                        30                           4.18

We will furnish monthly amounts for other payment periods at your request, without charge.

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36 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Option C: Lifetime income -- We will make monthly payments for the life of the person (payee) who is to receive the income. Payment will be guaranteed for 10, 15 or 20 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

Option C Table

                                            Life Income per $1,000 with payments guaranteed for
Age      Beginning            5 years                            10 years                          15 years
payee    in year       Male           Female              Male            Female             Male            Female
65       2005        $ 5.28            $4.68             $5.16             $4.63            $4.96             $4.54
         2010          5.19             4.61              5.08              4.57             4.90              4.49
         2015          5.11             4.55              5.01              4.51             4.84              4.43
         2020          5.03             4.49              4.94              4.45             4.78              4.39
         2025          4.95             4.43              4.87              4.40             4.73              4.34
         2030          4.88             4.38              4.81              4.35             4.68              4.30
70       2005          6.15             5.37              5.88              5.26             5.49              5.07
         2010          6.03             5.28              5.79              5.18             5.42              5.00
         2015          5.92             5.19              5.70              5.10             5.36              4.94
         2020          5.81             5.10              5.61              5.03             5.30              4.88
         2025          5.71             5.03              5.53              4.96             5.24              4.83
         2030          5.61             4.95              5.45              4.89             5.18              4.77
75       2005          7.30             6.36              6.74              6.09             6.01              5.67
         2010          7.14             6.23              6.63              5.99             5.95              5.60
         2015          6.99             6.10              6.52              5.89             5.90              5.54
         2020          6.84             5.99              6.42              5.79             5.84              5.47
         2025          6.71             5.88              6.32              5.71             5.78              5.41
         2030          6.58             5.78              6.23              5.62             5.73              5.35
85       2005         10.68             9.65              8.52              8.14             6.73              6.64
         2010         10.45             9.41              8.44              8.04             6.72              6.62
         2015         10.22             9.19              8.36              7.93             6.70              6.59
         2020         10.00             8.98              8.27              7.83             6.68              6.57
         2025          9.79             8.78              8.19              7.74             6.67              6.54
         2030          9.60             8.59              8.11              7.64             6.65              6.52

The table above is based on the "1983 Individual Annuitant Mortality Table A" at 3.00% with 100% Projection Scale G. Settlement Rates for any year, age, or any combination of year, age and sex not shown above, will be calculated on the same basis as those rates shown in the table above. We will furnish such rates on request.

Deferral of payments: We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);
o   the NYSE is closed (other than customary weekend and holiday closings);
o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

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37 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Federal Taxes

The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as IDS Life's tax status, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as the Internal Revenue Service (IRS) currently interprets them; both the laws and their interpretation may change.

As with any financial product purchased, the decision as to who the owner and the beneficiary will be should be made by the client after consultation with his or her tax and legal advisors. These decisions may significantly affect the amount due for income tax, gift tax and estate tax and also the client's ownership rights to the policy.

The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. IDS Life reserves the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

IDS LIFE'S TAX STATUS
IDS Life is taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of IDS Life, although their operations are treated separately in accounting and financial statements. Investment income from the subaccounts is reinvested and becomes part of the subaccounts' value. This investment income, including realized capital gains, is not taxed to IDS Life, and therefore no charge is made against the subaccounts for federal income taxes. IDS Life reserves the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance contracts or in IDS Life's tax status as we currently understand it.

TAXATION OF POLICY PROCEEDS
The death benefit is not considered part of the beneficiary's income and thus is not subject to federal income taxes. When the proceeds are paid after the insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any pre-death proceeds received through full surrender, lapse, partial surrender, policy loan or assignment of policy value, or payment options may be subject to federal income tax as ordinary income. (See the following table.) In some cases, the tax liability depends on whether the policy is a modified endowment (explained following the table). The taxable amount may also be subject to an additional 10% penalty tax if the policy is a modified endowment.

Source of proceeds                                        Taxable portion of pre-death proceeds
Full surrender:                                           Amount received plus any indebtedness, minus your investment in the policy.*

Lapse:                                                    Any outstanding indebtedness minus your investment in the policy.*

Partial surrenders (modified endowments):                 Lesser of: The amount received or policy value minus your investment in the policy.*

Policy loans and assignments (modified endowments):       Lesser of: The amount of the loan/assignment or policy value minus your investment in the policy.*

Partial surrenders (other policies):                      Generally, if the amount received is greater than your investment in the policy,* the amount in excess of your investment is taxable. However, during the first 15 policy years, a different amount may be taxable if the partial surrender results in or is necessitated by a reduction in benefits.

Policy loans and assignments (other policies):            None

Payment options:                                          If proceeds of the policy will be paid under one of the payment options, see the "Payment option" section for tax information.

* The owner's investment is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus the taxable portion of any previous policy loans.

MODIFIED ENDOWMENT CONTRACTS
In 1988, Congress created a new class of life insurance policies called "Modified Endowment Contracts." The IRS taxes these policies differently from conventional life insurance contracts.

Your policy is a modified endowment contract if:

o   you apply for it or materially change it on or after June 21, 1988 and
o the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.

Also, any life insurance policy you receive in exchange for a modified endowment is itself a modified endowment.

We have procedures for monitoring whether your policy may become a modified endowment contract. We calculate modified endowment limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.

The policy will be considered a modified endowment contract when it is issued unless the entire initial single premium is a result of an exchange under
Section 1035(a) of the Code from a life insurance policy that is not a modified endowment contract.

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38 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Increases in benefits: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the death benefit factor table described in the "Proceeds payable upon death" section, generally is not a material change. A policy becomes a modified endowment if premiums you pay in the early years following a material change exceed the recalculated limits.

Reductions in benefits: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment limits. If the premiums you have already paid exceed the recalculated limits, the policy becomes a modified endowment even if you do not pay any further premiums.

Distributions affected: Modified endowment rules apply to distributions in the year the policy becomes a modified endowment and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment because the IRS presumes that you took a distribution in anticipation of that event.

Serial purchase of modified endowments: The IRS treats all modified endowments issued by the same insurer (or possibly affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.

Penalty tax: If a policy is a modified endowment, the taxable portion of pre-death proceeds from a full surrender, maturity, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:

o   the distribution occurs after the owner attains age 59-1/2;
o the distribution is attributable to the owner becoming disabled (within the meaning of Code Section 72(m)(7); or
o the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

OTHER TAX CONSIDERATIONS
Interest paid on policy loans: If you use a policy loan for personal purposes, interest paid on the loan is not tax-deductible. Other rules apply if you use the loan for trade or business or investment purposes or if a business or corporation owns the policy from which the loan is taken.

Policy changes: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.

Other taxes: Federal estate tax, state and local estate tax, inheritance tax, gift tax and other tax consequences of ownership or receipt of policy proceeds also will depend on the circumstances.

Tax-deferred retirement plans: The policy may be used in conjunction with certain retirement plans that are already tax-deferred under the Code. The policy will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is tax-deferred. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant.

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with legal counsel before purchasing the policy for any employment-related insurance or benefit program.

IDS Life

IDS Life is a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is 70100 AXP Financial Center, Minneapolis, MN 55474.

IDS Life conducts a conventional life insurance business in the District of Columbia and all states except New York. A wholly owned subsidiary of IDS Life, IDS Life Insurance Company of New York, conducts a substantially identical business in New York.

IDS Life has been in the variable annuity business since 1968 and has sold a number of different variable annuity contracts and variable life insurance policies, utilizing other separate accounts, unit investment trusts and mutual funds.

OWNERSHIP
IDS Life is a wholly owned subsidiary of American Express Financial Corporation
(AEFC). AEFC, a Delaware corporation, is a wholly-owned subsidiary of American Express Company.

The AEFC family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

Besides managing investments for all funds in the American Express(R) Funds, AEFC also manages investments for itself and its subsidiaries, American Express Certificate Company and IDS Life Insurance Company. Total assets under management as of the most recent fiscal year were more than $-- billion.

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39 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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STATE REGULATION
IDS Life is subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. IDS Life files an annual statement in a prescribed form with Minnesota's Department of Commerce and in each state in which IDS Life does business. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies.

DISTRIBUTION OF THE POLICY
IDS Life is the sole distributor of the policy. IDS Life is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Representatives of IDS Life are licensed insurance and annuity agents and are registered with the NASD as representatives of IDS Life.

IDS Life pays its representatives a commission of up to 6% of the initial single premium. Each year, IDS Life pays a service fee of .25% or less of the policy value, net of indebtedness. IDS Life pays additional commissions if an increase in coverage occurs.

LEGAL PROCEEDINGS [TO BE UPDATED BY AMENDMENT]
A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. IDS Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On December 13, 1996, an action entitled Lesa Benacquisto and Daniel Benacquisto v. IDS Life Insurance Company and American Express Financial Corporation was commenced in Minnesota state court. The action is brought by individuals who replaced an existing IDS Life insurance policy with a new IDS Life policy. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new IDS Life policies from and after January 1, 1985.

The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues. IDS Life and AEFC files an answer to the complain on February 18, 1997, denying the allegations. A second action, entitled Arnold Mork, Isabella Mork, Ronald Melchert and Susan Melchert v. IDS Life Insurance Company and American Express Financial Corporation was commenced in the same court on March 21, 1997. In addition to claims that are included in the Benacquisto lawsuit, the second action includes an allegation of improper replacement of an existing IDS Life annuity contract. It seeks similar relief to the initial lawsuit.

On October 13, 1998, an action entitled Richard W. and Elizabeth J. Thoresen v. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was also commenced in Minnesota state court. The action was brought by individuals who purchased an annuity in a qualified plan. They allege that the sale of annuities in tax-deferred contributory retirement investment plans (e.g., IRAs) is never appropriate. The plaintiffs purport to represent a class consisting of all persons who made similar purchases. The plaintiffs seek damages in an unspecified amount, including restitution of allegedly lost investment earnings and restoration of contract values.

In January 2000, AEFC reached an agreement in principle to settle the three class-action lawsuits described above. It is expected the settlement will provide $215 million of benefits to more than two million participants and for release by class members of all insurance and annuity market conduct claims dating back to 1985.

In August, 2000 an action entitled Lesa Benacquisto, Daniel Benacquisto, Richard Thoresen, Elizabeth Thoresen, Arnold Mork, Isabella Mork, Ronald Melchert and Susan Melchert v. American Express Financial Corporation, American Express Financial Advisors, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in the United States District Court for the District of Minnesota. The complaint put at issue various alleged sales practices and misrepresentations and allegations of violations of federal laws.

In September, 2000 the plaintiffs filed a consolidated complaint in State Court alleging the same claims as the previous actions.

On October 2, 2000 the District Court, Fourth Judicial District for the State of Minnesota, County of Hennepin and the United States District Court for the District of Minnesota entered an order conditionally certifying a class for settlement purposes, preliminarily approving the class settlement, directing the issuance of a class notice to the class and scheduling a hearing to determine the fairness of settlement for March, 2001.

On March 6, 2001 the District Court, Fourth Judicial District for the State of Minnesota, County of Hennepin and the United States District Court for the District of Minnesota heard oral arguments on plaintiffs' motions for final approval of the class action settlement. Six motions to intervene were filed together with objections to the proposed settlement. We are awaiting a final order from the court.

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40 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

EXPERTS [TO BE UPDATED]
Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of IDS Life Insurance Company at Dec. 31, 2000 and 1999, and for each of the three years in the period ended Dec. 31, 2000, and the individual and combined financial statements of the segregated asset subaccounts of the IDS Life Variable Life Separate Account - Flexible Premium Variable Life Subaccounts at Dec. 31, 2000, and for each of the periods indicated therein, as set forth in their reports. We've included our financial statements in the prospectus in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Actuarial matters included in the prospectus have been examined by Mark Gorham, F.S.A., M.A.A.A., Vice President, Insurance Product Development, as stated in his opinion filed as an exhibit to the Registration Statement.

Management of IDS Life

DIRECTORS
Gumer C. Alvero
Director and Executive Vice President - Annuities since March 2001; Vice President - Variable Annuities, AEFC, since April 1998; Executive Assistant to President/CEO from April 1996 to April 1998.

Timothy V. Bechtold
Director and President since March 2001; Executive Vice President - Risk Management Products from 1995 to 2001. Vice President - Risk Management Products, AEFC, since 1995.

Barry J. Murphy
Director and Executive Vice President, Client Service, since March 1994. Director and Senior Vice President, AEFC, since May 1994.

OFFICERS OTHER THAN DIRECTORS
Philip C. Wentzel
Vice president and Controller since 1998; Vice President - Finance, Risk Management Products, AEFC since 1997; and Director of Financial Reporting and Analysis from 1992 to 1997.

Timothy S. Meehan
Secretary since December 2000; Secretary of AEFC, American Express Financial Advisors Inc. and IDS Life Series Fund, Inc. AEFC since October 1995; Senior Counsel, AEFC, from 1990 to 1995.

Teresa J. Rasmussen
Vice President and General Counsel since August 2000; Vice President and Assistant General Counsel, AEFC, since August 2000; Assistant Vice President, AEFC, from October 1995 to August 2000.

The address for all the directors and principal officers is: 70100 AXP Financial Center, Minneapolis, MN 55474.

The officers, employees and sales force of IDS Life are bonded, in the amount of $100 million, by virtue of a blanket fidelity bond issued by American Express Company by Saint Paul Fire and Marine, the lead underwriter.

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41 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Other Information

The variable account has filed a registration statement with the SEC. For further information concerning the policy, the variable account and IDS Life, please refer to the registration statement. You can find the registration statement on the SEC's web site at (http://www.sec.gov).

SUBSTITUTION OF INVESTMENTS
We may change the funds from which the subaccounts buy shares if: the existing funds become unavailable; or in the judgment of IDS Life the funds are no longer suitable for the subaccounts. If these situations occur, we have the right to substitute the funds held in the subaccounts for other registered, open-end management investment companies as long as we believe it would be in the best interest of persons having voting rights under the policies.

In the event of any such substitution or change, IDS Life may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance departments. IDS Life will notify owners within five days of any substitution or change.

VOTING RIGHTS
As a policy owner with investments in any subaccount, you may vote on important fund matters. Each share of a fund has one vote. On some issues, such as election of directors of IDS Life Series Fund, all shares of the IDS Life Series Fund Portfolios vote together as one series. When electing directors, all shares of IDS Life Series Fund Portfolios have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected and they have the right to divide votes among candidates.

On an issue affecting only one fund -- for example, a fundamental investment restriction pertaining only to that fund -- its shares vote as a separate series. If shareholders of a particular fund vote approval of an agreement, the agreement becomes effective with respect to that fund, whether or not it is approved by shareholders of the other funds.

IDS Life is the owner of all fund shares and therefore holds all voting rights. However, IDS Life will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. IDS Life also will vote fund shares that are not otherwise attributable to owners in the same proportion as those shares in that subaccount for which we receive instructions.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. We will determine that number as of a date we choose that is 60 days or less before the meeting of the fund. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

Under certain conditions, IDS Life may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. If IDS Life does disregard voting instructions, we will advise you of that action and the reasons for in our next report to owners.

REPORTS
At least once a year IDS Life will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

Policy Illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 55-year-old male nonsmoker, if:

o   the annual rate of return of the fund is 0%, 6% or 12%.
o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the Illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results also would differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule.

In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

--------------------------------------------------------------------------------
42 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

UNDERSTANDING THE ILLUSTRATIONS
Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured: assumes a male insurance age 55, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured did not qualify for the non-smoker rate.

Premiums: assumes a $25,000 initial single premium is paid. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

EFFECT OF EXPENSES AND CHARGES
The death benefit, policy value and cash surrender value reflect the following charges:

o   Premium expense charge: 3% of the premium payment.
o Cost of insurance charge and surrender charge for the sex, age and rate classification for the assumed insured.
o The expenses paid by the fund and charges made against the subaccounts as described below:

The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund or trust because we deducted the expenses paid by the fund and charges made against the subaccounts. These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 1.06% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees, based on assets of the subaccounts, of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees and Charges section of this prospectus for additional information;
o the 12b-1 fee, assumed to be equivalent to an annual rate of 0.09% of the fund's average daily net assets;
o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually for all years; and
o a nonadvisory expense charge assumed to be equivalent to an annual rate of 0.15% of each fund's average daily net assets for direct expenses incurred by the fund. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees, and Charges section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

Gross annual       Net annual rate of return for   Net annual rate of return for
investment rate     "Guaranteed costs assumed"        "Current costs assumed"
of return                  illustration                    illustration
    0%                        (1.87%)                         (1.87%)
    6                          4.13                            4.13
   12                         10.13                           10.13

Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

At any time, upon written request by you, we will provide a projection of future death benefits and policy values. The projection will be based on assumptions as to specified amount(s), type of coverage option and future premium payments as are necessary and specified by us and /or you.

--------------------------------------------------------------------------------
43 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Key Terms

These terms can help you understand details about your policy.

Accumulation unit: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.

Attained insurance age: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.

Cash surrender value: Proceeds received if you surrender the policy in full, or the amount payable if the insured's death occurs on or after the insured has attained insurance age 100. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.

Close of business: Closing time of the New York Stock Exchange, normally 3 p.m., Central time.

Code: The Internal Revenue Code of 1986, as amended.

Death benefit factor: A factor used to determine the death benefit and the proceeds payable upon death if the insured's death occurs prior to the insured's attained insurance age 100. The death benefit factor is based on the insured's attained insurance age.

Fixed account: The general investment account of IDS Life. The fixed account is made up of all of IDS Life's assets other than those held in any separate account.

Fixed account value: The portion of the policy value that you allocate to the fixed account, including indebtedness.

Funds: Mutual funds or portfolios, each with a different investment objective. (See "The Funds.") Each of the subaccounts of the variable account invests in a specific one of these funds.

IDS Life: In this prospectus, "we," "us," "our" and "IDS Life" refer to IDS Life Insurance Company.

Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

Initial single premium: The total of the premium you pay with the application plus any other premiums you pay before the policy is issued.

Insurance age: The insured's age, based upon his or her last birthday on the date of the application.

Insured: The person whose life is insured by the policy.

Monthly date: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

Net amount at risk: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.

Net premium: The premium paid minus the premium expense charge.

No lapse guarantee: A feature of the policy guaranteeing the policy will not lapse:

o   for 30 policy years for insurance ages 0-55
o   until the insured's attained insurance age 85 for insurance ages 56-75
o   for 10 policy years for insurance ages 76 and older
o   for five policy years if the policy is purchased in Massachusetts or Texas.

This feature is in effect unless indebtedness exceeds the policy value minus surrender charges. (p. )

Owner: The entity(ies) to which, or individual(s) to whom, we issue the policy or to whom you subsequently transfer ownership. In the prospectus "you" and "your" refer to the owner.

Policy anniversary: The same day and month as the policy date each year the policy remains in force.

Policy date: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months.

Policy value: The sum of the fixed account value plus the variable account value.

Proceeds: The amount payable under the policy as follows:

Prior to the insured's attained insurance age 100, the proceeds payable upon death of the insured is the death benefit amount minus outstanding indebtedness.

On or after the insured's attained insurance age 100, the proceeds payable upon the death of the insured will be the greater of:

o the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or
o the policy value at the insured's attained insurance age 100 minus any indebtedness on the date of the insured's death.

Risk classification: A group of insureds that IDS Life expects will have similar mortality experience.

--------------------------------------------------------------------------------
44 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Specified amount: An amount we use to determine the death benefit and the proceeds payable upon death of the insured prior to the insured's attained insurance age 100. We show the initial specified amount in your policy. The initial specified amount is calculated by multiplying the initial net single premium by a specified amount factor, which is based on the insured's age, sex and risk classifications. Any additional specified amount will be determined by multiplying the additional net premium by a specified amount factor based on the insured's attained insurance age, sex and risk classification.

Subaccount(s): One or more of the investment divisions of the variable account, each of which invests in a particular fund.

Surrender charge: A charge we assess against the policy value at the time of surrender, or if the policy lapses, during the first 10 years of the policy and for 10 years after an increase in specified amount that was a result of additional premiums being paid.

Valuation date: A normal business day, Monday through Friday, on which the New York Stock Exchange is open. We set the value of each subaccount at the close of business on each valuation date.

Valuation period: The interval commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

Variable account: IDS Life Variable Life Separate Account consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.

Variable account value: The sum of the values that you allocate to the subaccounts of the variable account.

--------------------------------------------------------------------------------
45 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Annual Financial Information [to be updated]

REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS
IDS LIFE INSURANCE COMPANY

Text

--------------------------------------------------------------------------------
46 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

   American                                                            (logo)
       Express                                                        AMERICAN
Life Insurance                                                         EXPRESS


IDS Life Insurance Company                                        PRSRT STD AUTO
70100 AXP Financial Center                                         U.S. POSTAGE
Minneapolis, MN 55474                                                  PAID
(800) 862-7919                                                       AMERICAN
americanexpress.com                                                   EXPRESS




                                                                  45272 A (5/02)

                                     PART II

                          UNDERTAKINGS TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission hereto or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

The By-Laws of IDS Life Insurance Company provide that:

     The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such Manager of Variable Annuity Funds A and B, director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of 50 pages.

         The undertakings to file reports.

         The signatures.

         The following exhibits:

1.       A.    Copies of all exhibits  required by  paragraph A of  instructions for Exhibits in Form N-8B-2 to the Registration Statement.

               (1)   (a)    Resolution  of Board  of  Directors  of IDS  Life
                            Insurance Company establishing the Trust, adopted May 9, 1985.*

                     (b) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted October 16, 1985.*

                     (c) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted August 5, 1994.**

               (2)   Not applicable.

               (3)   (a)   Not applicable.

                     (b)   (1)      Form of Division Vice President's Employment
                                    Agreement dated November 1991.*

                           (2) Form of District Manager's Rider to IDS Life Insurance Company, Personal Financial Planner's Agreement dated November 1986.*

                           (3) Form of Personal Financial Planner's Agreement dated November 1986.*

                     (c)   (1)      Schedules of Sales Commissions to be filed
                                    by amendment.

               (4)   Not applicable.

               (5)   (a)   Single Premium Variable Life Insurance Policy
                           (AXP SPVL) to be filed by amendment.

               (6)   (a)   Certificate of Incorporation of IDS Life Insurance
                           Company, dated July 23, 1957.*

                     (b)   Amended By-Laws of IDS Life Insurance Company.*

               (7)   Not applicable.

               (8)   (a)   Form  of  Investment  Management  and  Services
                           Agreement  dated December  17,  1985,  between
                           IDS Life and IDS Life Series  Fund, Inc.*

                     (b) Form of Investment Advisory Agreement dated July 11, 1984, between IDS Life and IDS Financial Services Inc. relating to the Variable Account.*

                     (c) Addendum to Investment Management and Services Agreement.**

                     (d)   Addendum to Investment Advisory Agreement.**

                     (e) Copy of Participation Agreement By and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., and IDS Life Insurance Company, on Behalf of Itself and Its Separate Accounts, dated Oct. 7, 1996, filed electronically as Exhibit 8.1(b) to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (f) Copy of Participation Agreement between IDS Life Insurance Company and TCI Portfolios, Inc. and Investors Research Corporation, dated April 24, 1996, filed electronically as Exhibit 8.5 to Post-Effective Amendment No. 2 to Registration Statement No. 33-62407 is incorporated herein by reference.

                     (g) Copy of Participation Agreement By and Among Calvert Variable Series, Inc. and Calvert Asset Management
                           Co. and Calvert Distributors Inc. and IDS Life Insurance Company, dated April 14, 2000, filed as
                           Exhibit 8.7 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (h) Copy of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and IDS Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 8.8(a) to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (i) Copy of Participation Agreement among Variable Insurance Products Fund III, Fidelity Distributors Corporation and IDS Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 8.8(b) to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (j)   Copy of  Participation  Agreement  between  IDS  Life
                           Insurance Company and Templeton Variable Products Series Fund and Franklin Templeton Distributors, Inc., dated March 1, 1996, filed electronically as
                           Exhibit 8.2 to Post-Effective Amendment No. 2 to Registration Statement No. 33-62407 is incorporated herein by reference.

                     (k)   Copy  of  Participation   Agreement  By  and  Between
                           Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co. and IDS Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 8.3 to Post-Effective Amendment No.3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (l) Copy of Participation Agreement Between Janus Aspen Series and IDS Life Insurance Company, dated April 21, 2000, filed electronically as Exhibit 8.10 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (m) Copy of Participation Agreement by and among IDS Life Insurance Company, Lazard Asset Management, and Lazard Retirement Series, Inc., dated Sept. 1, 1999, filed as Exhibit 8.11 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (n) Copy of Participation Agreement Among MFS Variable Insurance Trust, IDS Life Insurance Company and Massachusetts Financial Services Company, dated March 1, 2000, filed as Exhibit 8.12 to Post-Effective
                           Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (o) Copy of Participation Agreement Between IDS Life Insurance Company and Putnam Capital Manager Trust and Putnam Mutual Funds Corp., dated March 1, 1996, filed electronically as Exhibit 8.1 to Post-Effective Amendment No. 2 to Registration Statement No. 33-62407 is incorporated herein by reference.

                     (p) Copy of Participation Agreement By and Among Royce Capital Fund and Royce & Associates, Inc. and IDS Life Insurance Company, dated September 1, 1999, filed as Exhibit 8.5 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

                     (q) Copy of Participation Agreement between IDS Life Insurance Company and Warburg Pincus Trust and Warburg Pincus Counsellors, Inc. and Counsellors Securities Inc., dated March 1, 1996, filed electronically as Exhibit 8.3 to Post-Effective Amendment No. 2 to Registration Statement No. 33-62407 is incorporated herein by reference.

               (9)   None.

              (10) Application form for the Single Premium Variable Life Insurance Policy (AXP SPVL) to be filed by amendment.

              (11) IDS Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies to be filed by amendment.

         B.    (1)   Not applicable.

               (2)   Not applicable.

         C.    Not applicable.

2.       Opinion of counsel to be filed by amendment.

3.       Not applicable.

4.       Not applicable.

5.       Not applicable.

6.       Actuarial opinion of Mark Gorham, F.S.A., M.A.A.A., Vice President
         - Insurance Product Development to be filed by amendment.

7. Written actuarial consent of Mark Gorham, F.S.A., M.A.A.A., Vice President - Insurance Product Development to be filed by amendment.

8.       Written consent of Ernst & Young LLP to be filed by amendment.

9. Power of Attorney dated April 25, 2001 is filed electronically herewith.

* Filed as an Exhibit to the original Registration Statement to form S-6 and is herein incorporated by reference.
** Filed as an Exhibit to Registrant's Form N-8B-2 with Pre-Effective Amendment No. 1, File No. 33-62457 and is herein by reference.
*** Filed as an Exhibit to Registrant's Form S-6, Post-Effective Amendment No. 3, File No. 33-62457 and is herein incorporated by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, IDS Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in this City of Minneapolis, and State of Minnesota on the 27th day of February, 2002.


                       IDS Life Variable Separate Account
                                  (Registrant)

                          By IDS Life Insurance Company
                                    (Sponsor)

                  By /s/      Timothy V. Bechtold*
                     ---------------------------------
                              Timothy V. Bechtold
                              Director and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following Officers and Directors of IDS Life Insurance Company in the capacities indicated on the 27th day of February, 2002:

Signature                                     Title

/s/      Gumer C. Alvero*
----------------------------------                   Director and Executive
         Gumer C. Alvero                             Vice President - Annuities

/s/      Timothy V. Bechtold*
---------------------------------                    Director and President
         Timothy V. Bechtold

/s/      Barry J. Murphy*                            Director
------------------------------------
         Barry J. Murphy

/s/      Bridget Sperl
-----------------------------------                  Executive Vice President -
         Bridget Sperl                               Client Service

/s/      John T. Sweeny*
----------------------------------                   Executive Vice President -
         John T. Sweeny                              Finance

/s/      Philip C. Wentzel*                          Vice President and
------------------------------------                 Controller
         Philip C. Wentzel

/s/      David L. Yowan*
-----------------------------------                  Vice President, Treasurer
         David L. Yowan                              and Assistant Secretary


*Signed   pursuant  to  Power  of  Attorney   dated  April  25,  2001  is  filed
electronically  herewith.


By:


/s/ Mary Ellyn Minenko
----------------------------------------------
    Mary Ellyn Minenko
    Counsel